Prospectus Supplement Dated November 15, 2002 to Prospectus Dated July 6, 2001 of LendingTree, Inc.	Filed Pursuant to Rule 424(b)(3) Registration Number 333-60686

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-Q

(Mark one)
☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________________ to _____________________.

Commission File Number 000-29215
LENDINGTREE, INC.
(Exact name of registrant as specified in its charter)

Delaware	25-1795344

(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

11115 Rushmore Drive
Charlotte, North Carolina	28277

(Address of principal executive offices)	(Zip code)

(704) 541-5351

(Registrant’s telephone number, including area code)

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐.

     Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Securities Exchange Act). Yes ☒  No ☐.

     As of April 30, 2003 there were 22,910,267 shares of Common Stock, $0.01 par value, outstanding. Additionally, there are 230,866 shares of treasury stock issued but not outstanding.

LendingTree, Inc.
Table of Contents

PRODUCTS MENTIONED IN THIS REPORT ARE USED FOR IDENTIFICATION PURPOSES ONLY AND MAY BE TRADE NAMES OR TRADEMARKS OF LENDINGTREE, INC. OR THIRD PARTIES.

PART I — Financial Information

Item 1. Consolidated Financial Statements.

LendingTree, Inc.
Consolidated Balance Sheets

	March 31,	December 31,
	2003	2002

	(unaudited)
	($ in thousands, except per share data)
Assets
Current assets:
Cash and cash equivalents	$20,645	$22,708
Restricted cash	6,232	4,479

Total cash and cash equivalents and restricted cash	26,877	27,187
Accounts receivable, net of allowance for doubtful accounts	21,998	16,892
Prepaid expenses and other current assets	1,581	1,010

Total current assets	50,456	45,089
Equipment, furniture and leasehold improvements, net	3,240	1,717
Projects in process	774	1,468
Software, net	871	965
Intangible assets, net	743	1,330
Other assets	174	118
Total assets	$56,258	$50,687

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$7,133	$6,952
Deferred revenue	365	417
Accrued incentive and other compensation	2,465	5,095
Accrued professional services and other fees	2,395	284
Accrued consumer promotional costs	987	1,324
Accrued other expenses	1,123	1,422
Current portion capital lease obligations	754	619

Total current liabilities	15,222	16,113
Long-term deferred revenue and other non-current liabilities	1,078	927
Capital lease obligations	427	311
Commitments and contingencies Mandatorily redeemable securities Series A convertible preferred stock, $.01 par value, 8% cumulative, 6,885,715 shares authorized, 5,996,676 shares issued and outstanding at March 31, 2003 and December 31, 2002	21,861	21,691
Shareholders’ equity:
Common stock, $.01 par value, 100,000,000 shares authorized, 23,018,037 and 22,823,920 shares issued at March 31, 2003 and December 31, 2002, respectively	230	228
Treasury stock (230,449 shares at March 31, 2003 and 237,673 shares at December 31, 2002, at cost)	(1,472)	(1,518)
Additional paid-in-capital	131,475	131,357
Accumulated deficit	(112,406)	(118,163)
Deferred compensation	(157)	(214)
Notes receivable from officers	—	(45)

Total shareholders’ equity	17,670	11,645

Total liabilities and shareholders’ equity	$56,258	$50,687

The accompanying notes are an integral part of these consolidated financial statements

LendingTree, Inc.
Consolidated Statements of Operations
(unaudited)

	For the Three Months Ended March 31,

	2003	2002

	(in thousands, except per share data)
Revenue:
Exchange	$38,412	$19,628
Other	745	1,640

Total revenue	39,157	21,268

Cost of revenue:
Exchange	6,181	3,249
Other	385	320

Total cost of revenue	6,566	3,569
Gross profit:
Exchange	32,231	16,379
Other	360	1,320

Total gross profit	32,591	17,699
Operating expenses:
Product development	1,018	878
Marketing and advertising	18,071	10,681
Sales, general and administrative	7,802	6,859

Total operating expenses	26,891	18,418

Income (loss) from operations	5,700	(719)
Interest income	123	122
Interest expense, financing and other charges	(66)	(115)

Income (loss) from operations before income taxes	5,757	(712)

Provision (benefit) for income taxes	—	—
Net income (loss) from operations	5,757	(712)

Accretion of mandatorily redeemable preferred stock	(170)	(169)
Dividends on preferred stock	(455)	(1,960)

Net income (loss) available to common shareholders	$5,132	$(2,841)

Net income (loss) per common share — basic	$0.23	$(0.15)

Net income (loss) per common share — diluted	$0.18	$(0.15)

Weighted average shares used in basic net income (loss) per common share calculation	22,662	19,372

Weighted average shares used in diluted net income (loss) per common share calculation	32,292	19,372

The accompanying notes are an integral part of these consolidated financial statements

LendingTree, Inc.
Consolidated Statements of Cash Flows
(unaudited)

	For the Three Months Ended March 31,

	2003	2002

	($ in thousands)
Cash flows used in operating activities:
Net income (loss)	$5,757	$(712)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	1,187	1,915
Provision for doubtful accounts	80	30
Non-cash equity based compensation charges	66	237
Changes in assets and liabilities:
Advertising escrow	(1,832)	(3,671)
Accounts receivable	(5,186)	(649)
Prepaid expenses and other assets	(634)	(246)
Accounts payable	181	(526)
Deferred revenue	130	(716)
Accrued expenses and other liabilities	(1,187)	419

Net cash used in operating activities	(1,438)	(3,919)

Cash flows used in investing activities:
Deposits to restricted cash	(6)	(100)
Release of restricted cash	85	298
Investments in software	(301)	(427)
Purchases of equipment, furniture, leasehold improvements	(556)	(204)

Net cash used in investing activities	(778)	(433)

Cash flows provided by financing activities:
Proceeds from sales of common stock and exercise of warrants and stock options	726	742
Sale of treasury stock for employee stock purchase plan	65	—
Payment of capital lease obligations	(228)	(230)
Payment of dividends — Series A convertible preferred stock	(455)	—
Net short-term borrowings	—	4,742
Proceeds from repayment of officer note	45	23

Net cash provided by financing activities	153	5,277

Net increase (decrease) in cash and cash equivalents	(2,063)	925
Cash and cash equivalents, beginning of period	22,708	3,400

Cash and cash equivalents, end of period	$20,645	$4,325

The accompanying notes are an integral part of these consolidated financial statements

LendingTree, Inc.
Consolidated Statements of Changes in Shareholders’ Equity
(in thousands, except share data)
(unaudited)

	Common Stock						Notes
				Additional	Accum-	Deferred	Receivable	Total Share-
	Number of		Treasury	Paid-In	ulated	Comp-	to Acquire	holders'
	Shares	Amount	Stock	Capital	Deficit	ensation	Stock	Equity

Balance at December 31, 2002	22,823,920	$228	$(1,518)	$131,357	$(118,163)	$(214)	$(45)	$11,645
Amortization of deferred compensation						57		57
Payment of dividends on Series A convertible preferred stock				(455)				(455)
Accretion of Series A convertible preferred stock				(170)				(170)
Repayment of an officer note							45	45
Exercise of common stock warrants	2,666
Reissuance of treasury shares for employee stock purchase plan participants			46	19				65
Exercise of common stock options	191,451	2		724				726
Other comprehensive income:
Net Income					5,757
Total comprehensive income								5,757

Balance at March 31, 2003	23,018,037	$230	$(1,472)	$131,475	$(112,406)	$(157)	$—	$17,670

The accompanying notes are an integral part of these consolidated financial statements

LendingTree, Inc.
Notes to Consolidated Financial Statements
(Unaudited)

NOTE 1 — The Company

     LendingTree, Inc. was incorporated in the state of Delaware on June 7, 1996 and commenced nationwide operations on July 1, 1998.

     We are an online exchange empowering consumers, Lenders, REALTORS® and related service providers with convenience, choice and value. Through our exchange, which can be accessed online at www.lendingtree.com or by calling us directly at 1-800-555-TREE, consumers can access a nationwide network of over 200 banks, lenders and loan brokers (collectively, “Lenders”) and approximately 650 real estate brokerages representing more than 9,000 agents to obtain loan offers or the services of a real estate agent. We attract consumers to our exchange through various forms of advertising and through arrangements with both online and offline partners.

     Consumers seeking loan products begin the LendingTree process by completing a simple online credit request (which we refer to as a “qualification form”). Consumers can also call us directly at 1-800-555-TREE and we will complete the qualification form based on their instructions and answers to questions. After the qualification form is complete, our Lend-X technology automatically retrieves the credit score for the particular consumer. The consumers’ data and credit scores are then automatically compared to the underwriting criteria of the Lenders participating on our exchange. Qualified consumers can receive multiple loan offers in response to a single credit request and then compare, review, and accept the offer that best suits their needs.

     Lenders on our exchange can generate new business that meets their specific underwriting criteria at a lower cost of acquisition than traditional marketing channels. Our lending exchange encompasses most consumer credit categories, including mortgages, home equity loans, automobile loans, credit cards, and personal loans. We earn revenue from the Lenders on our exchange that pay us fees for qualification forms that meet their underwriting criteria and are transmitted to them (“transmission fees”). Since a qualification form can be transmitted to more than one Lender, we may generate multiple transmission fees for the same form. We also earn revenue for loans that the Lenders on our exchange close with consumers that we transmitted to them (“closed-loan fees”).

     Consumers interested in working with a real estate agent to buy or sell a home can access an online form through our exchange at www.lendingtree.com or through one of the websites of participating membership programs, such as Costco, Delta Skymiles, Continental, United Airlines, USAirways, Northwest Airlines and American Express and Priority Club. Based on the information entered by the consumer, our system automatically provides the consumer with a choice of references to REALTORS® from our nationwide network and also forwards the consumer’s information to the chosen real estate agent’s desktop via our proprietary web-based technology. If the two parties agree to work together, the transaction is completed locally. Consumers closing a transaction with a REALTOR® on our exchange are eligible for rebates and promotional incentives. REALTORS® are able to efficiently access new, highly qualified potential customers.

     We earn fees from real estate brokers that pay us when consumers’ requests that we transmit to them result in a purchase or sale of a home (“realty services fees”).

     Our technology platform, Lend-XSM, is the technology that powers our internet-based exchange. In the past, we have also licensed the use of our Lend-X technology to other businesses and have enabled them to create either private-labeled or co-branded exchanges on their websites. However, in 2002, we shifted the primary strategy for Lend-X to support the growth of our exchange by using our technology in arrangements with our Lenders and other online businesses that transmit consumers to our exchange and Lenders who respond to loan requests from our exchange.

NOTE 2 — Basis of Presentation:

     Consolidation

     The consolidated financial statements include the accounts of LendingTree, Inc. and our wholly owned subsidiary (Homespace Acquisition Company). All intercompany balances and transactions have been eliminated in consolidation.

     Interim Financial Information

     Our consolidated financial statements include all adjustments of a normal recurring nature which, in the opinion of management, are necessary for a fair presentation of our financial position as of March 31, 2003 and results of operations and cash flows for the interim periods presented. The results of operations for the quarter ended March 31, 2003 are not necessarily indicative of the results to be expected for the entire year.

     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, certain information and footnotes that are required by generally accepted accounting principles are not included herein. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2002 as reported by us in our Annual Report on Form 10-K, which was filed with the Securities and Exchange Commission on March 12, 2003.

     Use of Estimates and Judgments

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. On an ongoing basis we evaluate our estimates and refine our judgments as actual results and experiences develop. Significant estimates and judgments are involved in the process of determining our incentive compensation accruals, the value and lives of acquired intangible assets, the term of arrangements for recognition of Lender set-up fees and costs and the valuation allowance on our deferred tax asset. Significant estimates affecting our disclosures include the valuation of our common stock options and warrants used in computing proforma stock compensation charges. Actual results could differ from those estimates. The significant accounting policies discussed below as well as in our Consolidated Financial Statements in our Annual Report on Form 10-K affect our estimates and judgments in preparing the consolidated financial statements.

     Reclassifications

     In the three months ended March 31, 2002, approximately $0.3 million of operating expenses have been reclassified to cost of revenue to conform to our current period presentation which reflects the hosting of our website internally. In addition, in the three months ended March 31, 2002 approximately $0.1 million of sales, general and administrative expenses have been reclassified to product development expense to conform to our current period presentation which reflects our current business structure.

NOTE 3 — Summary of Significant Accounting Policies

     Restricted Cash

     As of March 31, 2003 and December 31, 2002, we had $6.2 million and $4.5 million, respectively, of cash classified as restricted. Of these balances at March 31, 2003 and December 31, 2002, $4.2 million and $2.4 million, respectively, relate to funds deposited into an escrow account that was established by us and our advertising agency to maintain funds set aside by us for approved future expenditures and services of the advertising agency. Disbursements from the escrow account can only be made with signatures from both parties. The fund is used only for advertising costs we have approved in advance. Disbursements from the escrow account are made no sooner than one month following the invoice date for the expenditures. We receive all income earned on funds held in this escrow account.

     In addition, at March 31, 2003 and December 31, 2002, $1.6 million of the restricted cash balance represents funds set aside as collateral for a letter of credit issued by our bank to a bonding company that provides surety bonds in the various states where we are licensed to do business. The various states require surety bonds in amounts ranging from $5,000 to $150,000 as a part of their mortgage broker or loan originator regulations.

     Accounts Receivable

     Our accounts receivable are presented net of an allowance for doubtful accounts. Management estimates the amount of the necessary allowance using its judgment about current factors, such as customers’ financial condition, and based on historical trends of receivable write-offs. Receivables are written-off against this allowance when management determines the amount is uncollectible.

     Trade accounts receivable consists of the following:

	March 31,	December 31,
	2003	2002

Accounts receivable	$22,445	$17,261
Less: allowance for doubtful accounts	(447)	(369)

	$21,998	$16,892

     In both the three months ended March 31, 2003 and March 31, 2002, we recorded bad debt expense of $0.1 million and wrote-off less than $0.1 million of receivables against the allowance for doubtful accounts.

     Software Development Costs

     Software development costs primarily include expenses incurred by us to develop our proprietary software, which powers our website. Statement of Position No. 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”) provides guidance regarding when software developed or obtained for internal use should be capitalized. SOP 98-1 requires that certain costs incurred during the application development stage be capitalized, while costs incurred during the preliminary project stage and post-implementation/operation stage should be expensed as incurred. We account for our website development costs and other internal use software in accordance with SOP 98-1.

     During the three months ended March 31, 2003 and 2002, we capitalized internal use software development costs (including compensation costs) of approximately $0.2 million and $0.3 million, respectively.

     Capitalized internal use software development costs are amortized over the estimated life of the related application, which range from 1 to 3 years.

     Intangible Assets

     Our intangible assets consisted of the following as of March 31, 2003 and December 31, 2002:

     Amortization expense of our intangible assets was $0.6 million for both the quarters ended March 31, 2003 and March 31, 2002. Estimated amortization expense for the years ending December 31, 2003, 2004, 2005, 2006 and 2007 is $1.3 million, less than $0.1 million, $0 and $0 and $0, respectively.

		As of March 31, 2003		As of December 31, 2002

		(in 000’s)		(in 000’s)

		Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amortization Period	Amount	Amortization	Amount	Amortization

Amortized Intangible Assets
Realtor Network	3 years	$6,472	$5,755	$6,472	$5,220
Affinity program partner contracts	2 - 3.75 years	544	518	544	466

Total		$7,016	$6,273	$7,016	$5,686

     Revenue Recognition

     Exchange:

     Our Lending Exchange revenue principally represents transmission fees and closed-loan fees paid by Lenders that received a transmitted loan request or closed a loan for a consumer that originated through our website, www.lendingtree.com. Transmission fees are recognized at the time qualification forms are transmitted, while closed-loan fees are recognized at the time the Lender reports the closed loan to us, which may be several months after the qualification form is transmitted.

     Additionally, we earn revenue through a network of real estate brokers who compensate us for real estate transactions that close with consumers that were referred to them through our Exchange or our client’s website. Revenue earned through our network of real estate brokers is recognized upon notification by the broker that a real estate transaction has closed.

     We also derive Lending and Realty Exchange revenue from loan requests and realty referrals that are received through private-label or co-branded websites of other businesses that are enabled by our Lend-X technology. If these requests are successfully transmitted to or closed by one of the Lenders or realtors on our exchange, we earn fees as described above.

     Other:

     Our Other revenue consists primarily of revenue generated from our Lend-X technology. This revenue is related primarily to hosting, licensing access to and modifying our proprietary software for use by Lenders and other third parties.

     Our typical Lend-X technology arrangement involves licensing access to and hosting our software for use by third parties. These arrangements typically include implementation, consulting and/or other services bundled together with the access and hosting fees. In accordance with SAB No. 101, the revenue for the entire arrangement is deferred and recognized over the longer of the term of the related contract or the expected service period. Our hosting arrangements typically do not permit customers to take possession of our software.

     Revenue from arrangements involving only consulting or other services (that is, those services that are not bundled with access or hosting services) is recognized as the services are performed. Maintenance is recognized ratably over the longer of the term of the underlying agreement or the expected service period. Maintenance includes technical support and updates and upgrades to our software.

     When a contractual arrangement requires us to provide services for significant implementation, customization or modification of the software or when the customer considers these services essential to the functionality of the software product, both the software fees and consulting services revenue are recognized in accordance with the provisions of Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” We recognize revenue from these arrangements using the percentage-of-completion method primarily based on labor hour inputs. Therefore, during the implementation period, both the software fee and the consulting service revenue are recognized as work progresses.

     Losses, if any, are recognized when identified.

     Advertising Expenses

     Advertising expenses consist of certain direct expenses, including television, radio and affiliate and partner marketing fees, as well as certain indirect expenses, such as agency fees and production costs. We expense advertising costs as incurred. For the quarters ended March 31, 2003 and 2002, advertising expenses were $16.4 million and $9.5 million, respectively.

     Incentive Compensation

     Under our incentive compensation plan, employees can earn a bonus in addition to their salary based on achievement of various financial and operational performance factors or other specific goals. The actual bonus formula may vary by individual and the goals are not the same from year to year. During the year, we make monthly estimates of the amount of the bonus each eligible employee has earned based on actual and forecasted levels of Company achievement relative to pre-established goals and historical averages of personal performance. These monthly estimates are accrued with a charge to operating income for that period. The awards are typically paid to the employee following the completion of a year.

     Stock-Based Compensation

     We account for the effect of our stock-based compensation plans for employees under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” (“SFAS No. 123”) using the optional intrinsic value method. The intrinsic value method results in compensation cost equal to the excess of the fair value of the stock over the exercise or purchase price at the date of award. Such compensation costs (if any) are recorded over the vesting period of the respective option and presented in the consolidated statement of operations as a cost of revenue or operating expense, consistent with where the optionees’ compensation is recorded. In contrast, the fair value approach results in compensation cost using an option-pricing model that takes into account the fair value at the grant date, the volatility of our stock price, the exercise price, the expected life of the award, the expected dividends, and the risk-free interest rate expected over the life of the award. We account for the effect of stock-based compensation for non-employees under SFAS No. 123, using the fair value approach. The pro forma income statement effect of our stock-based compensation plans as if we had adopted the fair value approach is as follows:

	For the Quarter Ended
	March 31,
	2003	2002

Net income (loss)	$5,757	$(712)
Dividends and accretion on preferred stock	(625)	(2,129)

Net income (loss) attributable to common shareholders	5,132	(2,841)

Pro forma adjustment for stock compensation expense	(2,404)	(1,606)

Pro forma net income (loss) attributable to common shareholders	$2,728	$(4,447)

Net income (loss) per common share — basic	$0.23	$(0.15)
Pro forma adjustment for stock compensation expense	(0.11)	(0.08)

Pro forma net income (loss) per common share — basic	$0.12	$(0.23)

Net income (loss) per common share — diluted	$0.18	$(0.15)
Pro forma adjustment for stock compensation expense	$(0.07)	(0.08)

Pro forma net income (loss) per common share — diluted	$0.10	$(0.23)

     Supplemental Cash Flow Information

     In both the quarters ended March 31, 2003 and 2002, we paid interest of less than $0.1 million and paid no income taxes during those periods due to carryforward tax losses applicable for those periods.

     A supplemental schedule of non-cash financing and investing activities follows (in thousands):

	For the Quarter Ended
	March 31,
	2003	2002

Conversion of preferred stock and accumulated dividends into common stock	$—	$163
Accretion of mandatorily redeemable preferred stock	170	169
Dividends on convertible preferred stock	—	1,960
Receivable from stock option exercises	—	410
Acquisition of assets through capital leases	478	—

     Recent Accounting Pronouncements

     The Financial Accounting Standards Board (FASB) issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (FAS 149). FAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS 133. The new guidance amends FAS 133 for decisions made: (a) as part of the Derivatives Implementation Group process that effectively required amendments to FAS 133, (b) in connection with other Board projects dealing with financial instruments, and (c) regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an “underlying” and the characteristics of a derivative that contains financing components. The amendments set forth in FAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. FAS 149 is generally effective for contracts entered into or modified after June 30, 2003 (with a few exceptions) and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. We do not expect the impact of adopting this statement will have a material impact on our results of operations, financial condition or cash flows.

NOTE 4 — Segment Data

     Based on the nature of our products and services, the types of customers and the regulatory environment, management has organized our business into three operating segments: our lending exchange, real estate services and Lend-X Technology.

     Lending Exchange: primarily focused on enabling consumers to receive multiple loan offers in response to a single, credit request and then compare, review and accept the offer that best suits their needs. The exchange is also focused on providing Lenders the ability to generate new business that meets their specific underwriting criteria. Consumers can reach the exchange through our website, www.lendingtree.com, by calling 1-800-555-TREE or through a variety of private-label or co-branded websites enabled by Lend-X. Once the consumer contacts us, he or she can request a variety of loan products.

     Realty Services: through our real estate services exchange we provide access to a network of real estate professionals that can assist a consumer in buying or selling a home. In most states, real estate brokers participating in our network pay us a fee when consumers’ requests that we transmit to them result in a purchase or sale of a home.

     Lend-X Technology: our technology platform, Lend-XSM, is the technology that powers our internet-based exchange. In the past, we had focused on licensing the use of our Lend-X technology to other businesses, enabling them to create either private-labeled or co-branded exchanges on their websites. However, in 2002, we shifted the primary strategy for Lend-X to support the growth of our Exchange by using our technology in arrangements with other online businesses that transmit consumers to our exchange and Lenders who respond to loan requests from our exchange.

     Management regularly reviews the revenue, cost of revenue and gross margins for these segments. No other operating expenses, measure of profitability or assets or liabilities are consistently segregated or allocated into these segments for regular review by management or in determining allocations of resources. There are no inter-segment revenues.

     The following tables present the revenue and gross margin for each of our three segments for the quarters ended March 31, 2003 and 2002, as well as a reconciliation to consolidated net income (loss).

	For the Quarter Ended March 31, 2003

	Exchanges

	Lending	Realty	Total	Lend-X	Consolidated
	Exchange	Services	Exchanges	Technology

Revenue	$36,011	$2,401	$38,412	$745	$39,157
Cost of revenue	4,767	1,414	6,181	385	6,566

Gross margin	$31,244	$987	$32,231	$360	$32,591

Reconciling items:
Operating expenses					$26,891

Income from operations					5,700

Non-operating income					123
Non-operating expense					(66)

Consolidated net income					$5,757

	For the Quarter Ended March 31, 2002

	Exchanges

	Lending	Realty	Total	Lend-X	Consolidated
	Exchange	Services	Exchanges	Technology

Revenue	$18,319	$1,309	$19,628	$1,640	$21,268
Cost of Revenue	2,380	869	3,249	320	3,569

Gross margin	$15,939	$440	$16,379	$1,320	$17,699

Reconciling items:
Operating expenses					18,418

Loss from operations					$(719)

Non-operating income					122
Non-operating expense					(115)

Consolidated net loss					$(712)

NOTE 5 - Financing Sources

     Revolving Line of Credit

     On July 13, 2001, we entered into a loan and security agreement and revolving credit note with GE Capital Commercial Services, Inc. (“GE”). Under these arrangements, GE has provided a two-year senior revolving credit facility with a maximum availability of up to $15.0 million. Under this facility we have pledged our trade accounts receivable and borrowings are limited to 90% of our eligible accounts receivable and bear interest at the prime rate. We also pay GE a fee equal to 0.115% of the eligible accounts receivable arising during the term of the facility. As of March 31, 2003, we had eligible receivables of approximately $7.4 million. Our eligible receivables at March 31, 2003 excluded approximately $12.8 million of invoices related to March receivables that in the normal course of business were not transmitted to and approved by GE until April 2003.

     As of March 31, 2003, we had no borrowings outstanding under the GE credit facility and we were in compliance with all covenants of the facility. Also as of March 31, 2003, we had approximately $2.0 million of a receivable due from GE representing funds collected on our accounts receivable through a lockbox service managed by GE and not yet available for our use.

     On April 30, 2003, we provided notice to GE of our election not to extend the current term of this agreement beyond its stated expiration date of July 14, 2003.

     Equity Line

     In March 2001, we entered into a common stock purchase agreement with Paul Revere Capital Partners, Ltd. for the potential future issuance and sale of our common stock. This equity line agreement terminated in March 2003 and we never made any drawdown requests under this arrangement.

NOTE 6 -Equity-Based Compensation

     As of March 31, 2003, we have approximately $0.2 million of deferred equity-based compensation remaining on our consolidated balance sheet primarily related to common stock options granted in late 1999 and early 2000 before our initial public offering with exercise prices below fair market value. In both the quarters ended March 31, 2003 and March 31, 2002, as a result of employees leaving the company, we adjusted the balance of deferred compensation by less than $0.1 million to reflect forfeited and expired options. We are amortizing the deferred compensation to expense over the options’ four-year vesting periods. For the quarter ended March 31, 2002, this amortization resulted in compensation expense of approximately $0.2 million. In December 2002 we accelerated the vesting period of some of these stock options that were granted below fair market value. As a result, for the quarter ended March 31, 2003, this amortization resulted in compensation expense of less than $0.1 million.

NOTE 7 - Commitments and Contingencies

     A covenant in one of our capital lease agreements requires that we maintain a total cash balance of not less than $3.0 million throughout the term of the lease. If our total cash balance falls below $3.0 million at the end of a period, we will be required to collateralize the balance of the lease with cash. As of March 31, 2003, we were in compliance with this covenant and the balance of this lease was approximately $0.1 million.

     On September 10, 2001, Block Financial Corporation, or Block, filed a complaint in the United States District Court for the Western District of Missouri [Block Financial Corporation v. LendingTree, Inc., Case Number 01-1007-CV-W-3], against us, alleging that our financial card (credit card) qualification form processing system infringes its U.S. Patent No. 6,014,645 entitled, “Real-Time Financial Card Application System.” The complaint seeks both monetary damages in the form of a reasonable royalty and injunctive relief. On November 19, 2001, we filed an answer to the complaint denying infringement of the Block patent. We also filed a counterclaim against Block seeking a declaratory judgment of non-infringement and invalidity of the Block patent. In addition, we have filed a request with the United States Patent Office (“USPTO”) seeking a reexamination of Block’s patent. Contemporaneous with that filing, we filed a motion for a stay of all proceedings in the United States District Court for the Western District of Missouri pending the reexamination of the Block patent by the USPTO. On August 23, 2002, the USPTO issued an Order granting our request for reexamination of the Block patent, finding that “a substantial new question of patentability” affecting the claims of the Block patent has been raised by the request. On or about April 30, 2003, the USPTO issued an initial Office Action in which all claims of the Block patent were rejected as being unpatentable view of the prior art cited in the reexamination request. Additionally, pursuant to an order from the District Court, the action against us is stayed until the reexamination proceeding is complete. We believe that we have meritorious defenses to Block’s claim and we do not believe that this action will have a material impact on our financial condition, cash flows or results of operations.

     We are involved in other litigation from time to time that is routine in nature and incidental to the conduct of our business. We believe that the outcome of any such litigation would not have a material adverse effect on our financial condition, cash flows or results of operations.

NOTE 8 - Net Income (Loss) per Common Share

     We compute net income (loss) per common share in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share,” (“SFAS No. 128”).

     As of March 31, 2003 we had outstanding stock options to acquire 6,322,725 shares of common stock and warrants to acquire 184,397 shares of common stock. Additionally there were 5,996,676 shares of Series A Preferred Stock that were convertible into 6,506,549 shares of common stock. At March 31, 2003, participants in our Employee Stock Purchase Plan had contributed amounts that entitled them to purchase approximately 25,000 shares of common stock.

     As shown in the table below, basic net income (loss) per common share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding.

     Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares plus, to the extent they are not anti-dilutive, the effect of outstanding preferred shares using the “if-converted” method and outstanding stock options, shares issuable pursuant to our employee stock purchase plan and warrants using the treasury stock method.

     The following are the components of the numerators and denominators used to compute the basic and diluted net income (loss) per share amounts for the periods presented.

	Quarter Ended March 31,

	2003	2002

	(in thousands)
Numerator — Earnings Per Share — Basic:
Net income (loss) available to common shareholders	$5,132	$(2,841)
Denominator — Earnings Per Share — Basic:
Weighted average common shares outstanding	22,662	19,372

Earnings (loss) per share — Basic	$0.23	$(0.15)

Numerator — Earnings Per Share — Diluted

Net income	$5,757

Net loss available to common shareholders		$(2,841)

Denominator — Earnings Per Share — Diluted
Weighted average common shares outstanding	22,662	19,372
Effect of dilutive securities:
Options	3,011	—
Warrants	88	—
Employee stock purchase plan	25	—
Mandatorily redeemable convertible preferred stock	6,507	—

Adjusted weighted average shares	32,293	19,372

Earnings (loss) per share — Diluted	$0.18	$(0.15)

     For the periods presented in the following table, the options and warrants listed are excluded from the calculations of diluted earnings per share because the exercise price of such options and warrants exceeded the average market price of our common stock for the related period.

	Quarter Ended March 31,
Out-of-the-money potential common shares	2003	2002

	(in thousands)
Out-of-the-money stock options	872	724
Out-of-the-money warrants	—	127

     For the periods presented in the following table, the antidilutive potential common shares listed are excluded from the calculations of diluted earnings per share because their inclusion would be antidilutive.

	Quarter Ended
	March 31,
	2003	2002

	(in thousands)
Antidilutive potential common shares
Options, treasury stock method	—	2,380
Warrants, treasury stock method	—	356
Employee stock purchase plan, treasury stock method	—	42
Mandatorily redeemable convertible preferred stock, if converted	—	7,271

NOTE 9 — Subsequent Event

     On May 5, 2003 we announced that we had entered into an Agreement and Plan of Merger (“the Merger Agreement”) with USA Interactive, a Delaware corporation (“USA”), and Forest Merger Corporation, a Delaware corporation and wholly-owned subsidiary of USA (“Merger Sub”). Pursuant to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into LendingTree, with LendingTree being the surviving corporation and becoming a wholly-owned subsidiary of USA (the “Merger”).

     Upon consummation of the Merger, our outstanding securities will be converted into USA securities as follows:

•	Each outstanding share of our common stock will be converted into 0.6199 of a share of USA common stock.

•	Each outstanding share of our Series A Preferred Stock will be converted into the number of shares of USA common stock into which such share of Series A Preferred Stock would have been converted into share of LendingTree common stock immediately before the effective time of the Merger.

•	Outstanding options and warrants to purchase our common stock will be converted into options and warrants to purchase USA common stock.

     Based on the closing price of USA’s common stock on May 5, 2003, the Merger consideration per share of our common stock is valued at approximately $21.14.

     In connection with the execution of the Merger Agreement, certain stockholders holding shares of our stock representing 31.5% of the votes entitled to be cast on approval of the Merger have agreed to vote all shares of common stock and Series A Preferred Stock they own in favor of the Merger.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Overview

     LendingTree, Inc. was incorporated in the state of Delaware on June 7, 1996 and commenced nationwide operations on July 1, 1998.

     We are an online exchange empowering consumers, Lenders, REALTORS® and related service providers with convenience, choice and value. Through our exchange, which can be accessed online at www.lendingtree.com or by calling us directly at 1-800-555-TREE, consumers can access a nationwide network of over 200 banks, lenders and loan brokers (collectively, “Lenders”) and approximately 650 real estate brokerages representing more than 9,000 agents to obtain loan offers or the services of a real estate agent. We attract consumers to our exchange through various forms of advertising and through arrangements with both online and offline partners.

     Consumers seeking loan products begin the LendingTree process by completing a simple online credit request (which we refer to as a “qualification form”). Consumers can also call us directly at 1-800-555-TREE and we will complete the qualification form based on their instructions and answers to questions. After the qualification form is complete, our Lend-X technology automatically retrieves the credit score for the particular consumer. The consumers’ data and credit scores are then automatically compared to the underwriting criteria of the Lenders participating on our exchange. Qualified consumers can receive multiple loan offers in response to a single credit request and then compare, review, and accept the offer that best suits their needs.

     Lenders on our exchange can generate new business that meets their specific underwriting criteria at a lower cost of acquisition than traditional marketing channels. Our lending exchange encompasses most consumer credit categories, including mortgages, home equity loans, automobile loans, credit cards, and personal loans. We earn revenue from the Lenders on our exchange that pay us fees for qualification forms that meet their underwriting criteria and are transmitted to them (“transmission fees”). Since a qualification form can be transmitted to more than one Lender, we may generate multiple transmission fees for the same form. We also earn revenue for loans that the Lenders on our exchange close with consumers that we transmitted to them (“closed-loan fees”).

     Consumers interested in working with a real estate agent to buy or sell a home can access an online form through our exchange at www.lendingtree.com or through one of the websites of participating membership programs, such as Costco, Delta Skymiles, Continental, United Airlines, USAirways, Northwest Airlines and American Express and Priority Club. Based on the information entered by the consumer, our system automatically provides the consumer with a choice of references to REALTORS® from our nationwide network and also forwards the consumer’s information to the chosen real estate agent’s desktop via our proprietary web-based technology. If the two parties agree to work together, the transaction is completed locally. Consumers closing a transaction with a REALTOR® on our exchange are eligible for rebates and promotional incentives. REALTORS® are able to efficiently access new, highly qualified potential customers.

     We earn fees from real estate brokers that pay us when consumers’ requests that we transmit to them result in a purchase or sale of a home (“realty services fees”).

     Our technology platform, Lend-XSM, is the technology that powers our internet-based exchange. In the past, we have also licensed the use of our Lend-X technology to other businesses and have enabled them to create either private-labeled or co-branded exchanges on their websites. However, in 2002, we shifted the primary strategy for Lend-X to support the growth of our exchange by using our technology in arrangements with our Lenders and other online businesses that transmit consumers to our exchange and Lenders who respond to loan requests from our exchange.

Recent Events

     On May 5, 2003 we announced that we had entered into an Agreement and Plan of Merger (“the Merger Agreement”) with USA Interactive, a Delaware corporation (“USA”), and Forest Merger Corporation, a Delaware corporation and wholly-owned subsidiary of USA (“Merger Sub”). Pursuant to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into LendingTree, with LendingTree being the surviving corporation and becoming a wholly-owned subsidiary of USA (the “Merger”).

     Upon consummation of the Merger, our outstanding securities will be converted into USA securities as follows:

•	Each outstanding share of our common stock will be converted into 0.6199 of a share of USA common stock.

•	Each outstanding share of our Series A Preferred Stock will be converted into the number of shares of USA common stock into which such share of Series A Preferred Stock would have been converted into share of LendingTree common stock immediately before the effective time of the Merger.

•	Outstanding options and warrants to purchase our common stock will be converted into options and warrants to purchase USA common stock.

     Based on the closing price of USA’s common stock on May 5, 2003, the Merger consideration per share of our common stock is valued at approximately $21.14.

     In connection with the execution of the Merger Agreement, stockholders holding shares of our stock representing 31.5% of the votes entitled to be cast on approval of the Merger have agreed to vote all shares of common stock and Series A Preferred Stock they own in favor of the Merger.

Results of Operations

Quarter Ended March 31, 2003 Compared to Quarter Ended March 31, 2002

     Consolidated Results

     Revenue

     For the quarter ended March 31, 2003, consolidated revenue was approximately $39.2 million compared with approximately $21.3 million for the quarter ended March 31, 2002, an increase of 84%.

     Our Lending Exchange segment accounted for approximately 92% of our consolidated revenue in the quarter ended March 31, 2003 and $17.7 million of the overall $17.9 million increase in consolidated revenue over the quarter ended March 31, 2002. Our Realty Services segment accounted for 6% of our consolidated revenue in the quarter ended December 31, 2002 and $1.1 million of the increase in consolidated revenue over the quarter ended March 31, 2002. Our Lend-X technology segment revenue was 2% of our consolidated revenue in the quarter ended March 31, 2003 and was $0.9 million lower than in the quarter ended March 31, 2002. See details by segment below.

     Gross Margin

     For the quarter ended March 31, 2003, the consolidated gross margin was $32.6 million, or 83.2% of consolidated revenue, compared to $17.7 million, or 83.2% of revenue, for the quarter ended March 31, 2002. This was an increase of $14.9 million, or 84%.

     Our Lending Exchange segment contributed to $15.3 million of the overall increase in gross margin from the quarter ended March 31, 2002. We attribute this increase in gross margin primarily to the scalability of our Lending Exchange business model. Our Realty Services segment added approximately $0.5 million of the increase. Partially offsetting these increases in gross margin was our Lend-X technology segment, which had a decrease in gross margin of approximately $0.9 million due primarily to the decline in revenue noted above.

     Lending Exchange Segment Results

     Revenue

     We earn Lending Exchange revenue primarily from Lenders on our network that pay us fees for qualification forms that are transmitted to them (transmit fees) and for loans they make to consumers that we transmitted to them (closed-loan fees). A consumer’s discrete qualification form can be transmitted to up to four Lenders. In this way, we generate multiple transmission fees for the same qualification form and increase the likelihood that the consumer will close a loan with one of the Lenders on our exchange.

     For the quarter ended March 31, 2003, Lending Exchange revenue increased approximately $17.7 million, or almost 100%, to $36.0 million from $18.3 million in the quarter ended March 31, 2002. The table below illustrates several key components of our Lending Exchange revenue for both periods.

	Quarter Ended March 31, 2003				Quarter Ended March 31, 2002

	(in thousands)
		Discrete	Multiple	Number		Discrete	Multiple	Number
		Transmission	Transmission	of Closed		Transmission	Transmission	of Closed
Lending Exchange	Revenue	Volume	Volume	Transactions	Revenue	Volume	Volume	Transactions

Mortgage	$25,504	352	1,000	33	$9,689	143	395	13
Home Equity	7,470	100	315	16	6,485	75	216	16
Auto	1,390	121	282	12	924	76	180	8
Personal, Credit Card	813	88	231	13	667	88	178	20
All Other Exchange Fees	834				554

Total Lending Exchange	$36,011	661	1,828	74	$18,319	382	969	57

     The growth in mortgage revenue during the quarter ended March 31, 2003 was $15.8 million with purchase mortgage (initial mortgage on property) revenue increasing 36% and refinance mortgage revenue increasing over 200% over the same period in 2002.

     There are many factors that can influence consumer loan demand, such as increased brand awareness, advertising spending and, as discussed more fully below, initiatives we undertake to grow the business and increase market share. However, we believe the historical low levels of mortgage interest rates have also influenced consumers to apply for and close purchase mortgages or to refinance their existing mortgages, thereby benefiting our business. We anticipate that in periods of higher interest rates that refinance loan demand will decrease and Lenders on our exchange will have more time and capacity available to serve consumers and as a result we expect that we will experience increases in our purchase mortgage transmit rates and multiple transmits of qualification forms. In a rising interest rate environment, we also expect a shift to more home equity loan demand from consumers and potentially continued improvements in our closing rates.

     We also believe that initiatives we undertake contribute to improve our results. Some of our initiatives are ongoing and are aimed at improving the number of multiple transmissions of a qualification form and at increasing the rate at which a qualification form results in a closed loan. Other initiatives are implemented from time to time, such as in periods of rising interest rates or when mortgage refinance volume is expected to decline, and are aimed at increasing consumer visits to our exchange. Some of our initiatives are described below:

•	We increase capacity. We add to the number and variety of Lenders on our exchange, thus increasing capacity and our ability to handle different types of loan requests. At March 31, 2003 we had 206 participating Lenders on our exchange, compared to 163 participating Lenders at March 31, 2002.

•	We improve Lender efficiency. We offer advisory services and several tools to enable our Lenders to process qualification forms and close loans more efficiently. These tools include benchmark and best practices studies and automation tools, including our ADE feature in our Lend-X technology offering. This ADE feature allows Lenders to provide automated responses to pre-qualification requests. As of March 31, 2003, we had 53 Lenders utilizing our ADE compared to 21 Lenders as of March 31, 2002. In addition to the increased utilization of our ADE feature, we also have seen an increase in the number of Lenders utilizing their own version of automated decisioning. We have also held several best-practices seminars and benchmark studies for our Lenders, both of which have the objective of coaching Lenders on the best ways to increase their capacity and close more loans through our channel.

•	We enhance the opportunities for consumers and Lenders to close transactions. We have made arrangements with several of our Lenders to participate in our “Choice Model” program. Under the Choice Model, when a consumer receives fewer than four offers, we run the consumer’s request through a set of broader filters that the participating Lenders have agreed upon and attempt to obtain the consumer up to four offers. The Choice Model gives the Lenders the opportunity to participate in under-served markets at a reduced transmit fee and gives the consumer a better experience and an improved chance at closing a loan.

•	We also undertake initiatives directed to the consumer such as the following:

1.	We improve the opportunity of our consumer to receive multiple loan offers. In 2002 we began offering a more dynamic filtering process. This process provides the consumer an opportunity to change their down payment or loan value on their mortgage or home equity qualification form in an effort to successfully pass the filters of more Lenders in an attempt to receive up to four loan offers.

2.	We incent the consumer to close a transaction. From time to time we provide consumers with incentives or rewards, such as cash, gift certificates and airline miles, for using our services.

3.	We expand or alter our marketing efforts. From time to time we increase or decrease our marketing spending relative to promoting specific loan products and our realty services products or promoting our telephone channel. We also utilize direct mail marketing and other programs aimed at increasing consumer volume from a variety of supply sources.

     Mortgage Revenue

     As a result of both our initiatives and the continued low interest rate environment, mortgage revenue increased 163% to $25.5 million in the quarter ended March 31, 2003 from $9.7 million in the quarter ended March 31, 2002, an increase of $15.8 million. More specifically, the increase in mortgage revenue can be explained as follows:

•	The number of closed mortgage transactions increased 154% to approximately 33,000 closed transactions in the quarter ended March 31, 2003 from approximately 13,000 in 2002. This increase of 20,000 additional closed-loan transactions in the first quarter of 2003 was principally from closed refinance mortgage transactions in the period and contributed approximately $8.5 million to the overall increase in mortgage revenue. We have also experienced increases in our average closing rate for mortgages. For the quarter ended March 31, 2003 the average close rate was 10.3% and for the quarter ended March 31, 2002 the average close rate was 7.2%.

•	Multiple transmissions of mortgage qualification forms increased by approximately 600,000, principally all from refinance qualification forms, in the quarter ended March 31, 2003 from the quarter ended March 31,

2002 and resulted in an increase in revenue of $5.3 million. We experienced an over 100% increase in completed qualification forms by consumers and we were able to convert more of that volume into revenue due to the increase in Lenders and the resulting increase in capacity for our exchange in 2003. The percentage of our completed qualification forms transmitted to our Lenders, increased from 71% in the quarter ended March 31, 2002 to 79% in the quarter ended March 31, 2003. Additionally, on average, we were able to transmit each discrete mortgage qualification form 2.84 times in the quarter ended March 31, 2003 compared to 2.76 times in the quarter ended March 31, 2002. Assuming our close rates remain at or near current levels, we anticipate that the increases in multiple transmissions in the first quarter of 2003 will also benefit our closed loan revenue for mortgages in the second quarter of 2003.

•	We experienced a 5% increase in our average closed-loan fee in the quarter ended March 31, 2003. Our average closed loan fee increased from $471 in the quarter ended March 31, 2002 to $493 in the same period of 2003. This resulted in an increase in revenue of approximately $0.7 million. In January 2003 we also increased our standard transmit fee from $9.00 per transmit to $10.00 per transmit. This increased our average revenue per transmission and contributed approximately $0.6 million to the increase in mortgage revenue for the quarter ended March 31, 2003.

•	Approximately $0.7 million of the increase is related to fees that we earn from lending transactions involving arrangements with third-party membership programs, such as Delta Skymiles, USAirways Dividend Miles, Continental Airline One Pass Miles, United Airlines Mileage Plus, Priority Club Rewards, American Express Membership Awards, Northwest Airlines World Perks and Costco Wholesale, which allow us to provide lending services to their members. We transmit the qualification form completed by the third-party member to Lenders and earn closed loan fees for our services from the Lender for each loan that closes.

     Home Equity Revenue

     Home equity revenue increased approximately $1.0 million, or 15%, to $7.5 million in the quarter ended March 31, 2003 from $6.5 million in the same period of 2002. We believe this increase is attributable, in part, to higher consumer demand for home equity loans reflecting the success of our home equity focused marketing campaigns and the underlying low interest rates for these types of loans. In the quarter ending March 31, 2003, we experienced a 17% increase in the number of completed home equity qualification forms over the same period in 2002.

     Not only did we have an increase in completed qualification forms, but because of increased Lender capacity and other initiatives, we were also able to increase the percentage of completed home equity qualification forms that we transmit to Lenders from about 74% to 84% and have been able to increase the average number of Lenders to whom we transmit each discrete home equity qualification form from approximately 2.88 in the quarter ending March 31, 2002 to 3.15 in the same period of 2003.

     As a result of the higher level of completed qualification forms, the improved transmit rate and the higher average number of transmits per qualification form, our multiple transmissions of home equity qualification forms increased by approximately 46%, or by approximately 99,000 transmissions, in the quarter ended March 31, 2003 compared to the same period of 2002, and resulted in an increase of home equity revenue of $0.9 million

     The remaining $0.1 million increase in home equity revenue is due to the January 2003 increase in our standard transmit fee from $9.00 per transmit to $10.00 per transmit.

     Auto Revenue

     Fees from auto loan transactions accounted for approximately $1.4 million, or 4% of our Lending Exchange revenue, in the quarter ended March 31, 2003 and approximately $0.9 million, or 5%, in the quarter ended March 31, 2002. This was an increase of approximately $0.5 million from period to period. This increase is a result of 41% more closings in the quarter ended March 31, 2003 as compared to the quarter ended March 31, 2002. This increase in closings is due to increased volume generated through new and expanded business relationships with online portals and better Lender coverage of the auto loan category resulting in a higher number of loan offers per consumer.

     Credit Card and Personal Revenue

     Credit card and personal revenue accounted for approximately $0.8 million, or 2% of our Lending Exchange revenue, in the quarter ended March 31, 2003 and approximately $0.7 million, or 4%, in the quarter ended March 31, 2002. This decrease was primarily due to lower revenue generated from our credit card product reflecting a higher reluctance by credit card providers to accept sub-prime qualification forms from higher risk customers. This has caused some of our credit card providers to either tighten their filters, reducing the volume of transmissions they receive from us, or leave our exchange altogether.

     All Other Lending Exchange Revenue

     All other Lending Exchange revenue, as shown in the table above, increased to $0.8 million in the quarter ended March 31, 2003 compared to $0.6 million in the quarter ended March 31, 2002. The increase can be attributed to new arrangements with other online businesses that offer various complementary products to our customers through their websites, including credit reports and related services, as well as home security services and insurance. Due to the overall increase in volume of consumers on our website, we have also seen more people using these services and therefore an increase in the fees we earn from the providers of such services.

     Cost of Revenue and Gross Margin

     For the quarter ended March 31, 2003 the gross margin for the Lending Exchange segment was $31.2 million, or 86.8% of Lending Exchange revenue. This is a $15.3 million improvement from the same period in 2002, in which we had a gross margin of $15.9 million, or 87.0% of Lending Exchange revenue.

     Lending Exchange costs of revenue increased by $2.4 million, or approximately 100%, to $4.8 million in the quarter ended March 31, 2003 from $2.4 million in the quarter ended March 31, 2002. These costs grew proportionately with our revenue growth during the same time period.

     Our costs of revenue primarily include salary and benefit costs of our customer care center, Lender implementation and technology support groups, credit scoring fees, consumer incentive costs and the website network hosting fees.

     The increase in cost of revenue includes a $1.1 million increase in our employment expenses (employees and contractors) primarily related to increases in our customer care department to help better manage and direct our consumer call and e-mail volume. Late in 2002, we also began promoting and expanding our telephone channel for consumers who may not want to use the internet to complete a loan request. This has resulted in an increase in our overall call volume as well.

     We also experienced an increase in our promotional payments and gift certificates to consumers who closed a loan through our Lending Exchange. This increase is primarily due to incentives provided through arrangements with certain third-party membership programs, such as Delta Skymiles, USAirways Dividend Miles, Continental Airline One Pass Miles, United Airlines Mileage Plus, Priority Club Rewards, Northwest Airlines World Perks and Costco Wholesale. We have generated more volume through these programs in the quarter ended March 31, 2003 and as such have had more related expense. From time to time we have adjusted these incentives offered to consumers based on evaluations of the responsiveness of consumers to them. Our spending on consumer incentives and promotions increased by approximately $0.6 million to $1.1 million in the quarter ended March 31, 2003 compared to $0.5 million in the quarter ended March 31, 2002.

     Additionally, during the first quarter of 2003, we changed the hosting of our website from a third party to hosting of our website internally. As a result of this change, we incurred approximately $0.4 million of non-recurring expenses in the quarter ended March 31, 2003. These expenses were related to terminating the agreement with our service provider, as well as expenses incurred for a period of dual hosting and testing that will not be ongoing.

     In addition, we experienced an increase in credit scoring fee expense, due to higher overall qualification form volume in the quarter ended March 31, 2003 as compared to the same period of 2002.

     Realty Services Segment Results

     Revenue

     We earn Realty Services revenue from real estate brokers participating in our network. Participating brokers pay us a fee when consumers referred by us purchase or sell a home with that broker.

     Realty Services revenue increased to $2.4 million in the quarter ended March 31, 2003 from $1.3 million in the quarter ended March 31, 2002. This $1.1 million increase is due to a higher number of closed transactions in the year. The number of closed transactions for this segment increased 83% to approximately 1,100 in the quarter ended March 31, 2003 from 600 in the quarter ended March 31, 2002. This was primarily a function of a 77% increase in Realty Services transmission volume and an improvement in the close rate, from 4.3% in the quarter ended March 31, 2002 to 7.3% in the quarter ended March 31, 2003. We have grown this business by expanding our training and best-practices programs and by increasing our marketing efforts, including introducing a new television advertisement for our realty services product. Further, we have entered into arrangements with several new affinity groups or membership programs to provide their members with benefits for using our services. We are able to market our services directly to the members in these groups and provide them with benefits that are affiliated with their membership such as airline miles, store gift certificates or other incentives.

     Cost of Revenue and Gross Margin

     Realty Services gross margin and gross margin percentage improved in the quarter ended March 31, 2003 from the same period of 2002. Gross margin was $1.0 million, or 41.1% of Realty Services revenue, and $0.4 million, or 33.6% of Realty Services revenue, in the quarters ended March 31, 2003 and 2002, respectively.

     Realty Services cost of revenue includes consumer incentive costs, salary and benefit costs of our real estate network support staff and server costs. Cost of revenue increased approximately $0.5 million, or approximately 63%, during the quarter ended March 31, 2003 compared to the quarter ended March 31, 2002. This increase is due to an increase in the number of closed Realty Services transactions that resulted in a higher number of incentives and promotional payments made directly to consumers for using our services. During this same period our Realty Services revenue increased by approximately 83%.

     We have been able to improve our margins by decreasing the incentive amounts offered to certain Realty Services consumers with many incentive offers set at a fixed dollar amount. Accordingly, we anticipate that consumer-incentive costs associated with our Realty Services segment will continue to decrease as a percentage of revenue in the future.

     Lend-X Technology Segment Results

     Revenue

     Lend-X technology revenue totaled $0.7 million, or 2% of our total revenue for the quarter ended March 31, 2003, compared to $1.6 million, or 8% of total revenue for the quarter ended March 31, 2002. In the second half of 2002, we shifted our focus for Lend-X to facilitate the delivery of consumer demand to our Lending and Realty Services Exchanges. We achieve this through using our technology in arrangements with other online businesses that transmit consumers to our exchanges.

     Cost of Revenue and Gross Margin

     For the quarter ended March 31, 2003, Lend-X technology gross margin was $0.4 million, or 48.3% of Lend-X technology revenue, compared to $1.3 million, or 80.5% of Lend-X technology revenue, for the quarter ended March 31, 2002.

     Costs of revenue associated with Lend-X technology are employment costs related to customizing and/or implementing Lend-X for third parties and ongoing server costs related to hosting Lend-X for these companies. While we incurred fewer employment costs related to customizing our software for our Lend-X customers during the quarter ended March 31, 2003, we did experience an increase in our server hosting expenses which led to a $0.1 million increase in cost of revenue. This increase is related to the change in our server hosting arrangement and the non-recurring server hosting expenses that were incurred this quarter as was discussed above in the Lending Exchange Segment Results discussion.

     Consolidated Operating Expenses

     Product Development

     Product development expense was approximately $1.0 million for the quarter ended March 31, 2003 compared to $0.9 million for the quarter ended March 31, 2002. Product development costs consist of expenses incurred related to the ongoing efforts to enhance and maintain the functionality of our exchange technology and include compensation costs, server and other hardware costs. The increase in expense is primarily due to our technology department incurring more time on system maintenance and enhancement during the quarter ended March 31, 2003 versus customizing our software for customers in the same period in 2002.

     Marketing and advertising

     Marketing and advertising expenses of $18.1 million were approximately 46% of our consolidated revenue in the quarter ended March 31, 2003 compared to $10.7 million, or 50% of our consolidated revenue, in the quarter ended March 31, 2002. Although we had an overall increase of $7.4 million, or 69%, in marketing and advertising expense in the quarter ending March 31, 2003 compared to the same period of 2002, we were able to increase revenue by $17.9 million, or 84%, during the same period.

     In addition to the increases in revenue resulting from the low interest rate environment, we attribute the decrease in marketing and advertising as a percentage of revenue to a number of factors:

•	Improved brand awareness. We have seen continued improvements in consumer awareness of LendingTree and we believe that this has increased the number of consumers using our services.

•	Improved operating metrics. The substantial increases in revenue are attributable to a number of factors, including improvements in our closing rates, transmit rates and the impact of our pricing changes and growth in average mortgage closed-loan fees as well as the overall low interest rate environment.

•	More product-focused advertising. We have adjusted our advertising mix to further promote the mortgage and home equity products as well as our realty services products. We continue to emphasize the home equity product because it contributes the highest revenue-per-consumer and therefore has the greatest impact on our marketing and advertising costs as a percentage of revenue. We also expect home equity transactions to grow at a faster rate than mortgage if interest rates rise.

•	New and expanded business relationships. We have also established new and expanded business relationships with a number of online businesses that focus on consumers that are more likely to have an interest in one or more of our lending or realty related services.

     The $7.4 million increase in marketing and advertising expenses in the quarter ended March 31, 2003 as compared to the same period in 2002 is the result of our continued investment in driving high value transactions to our exchange. We incurred $3.1 million more marketing and advertising expense with online strategic partners and for the costs of promoting our brand and services within various third-party membership programs. We also spent $2.6 million more for media costs such as cable television commercials, network radio and internet-based advertisements. In addition, we spent $1.2 million more in media production expenses. This was primarily related to the development of new realty services advertisements as well as new spots for mortgage and home equity and the promotion of our telephone channel. We also incurred $0.5 million more in direct-mail campaign spending.

     Management intends to continue spending increased amounts on marketing and advertising, using broadcast and cable television and network radio as our primary advertising mediums. We will periodically evaluate and use mediums such as direct mail and e-mail campaigns as a way to generate more consumer volume to our site in a cost-effective manner. Additionally, from time to time we will invest in new advertising production to ensure our brand messaging remains fresh, compelling and relevant.

     Sales, general and administrative

     Sales, general and administrative expenses primarily include employment expenses, facilities costs, depreciation and amortization, equity based non-cash stock compensation charges and professional service fees.

     For the quarter ended March 31, 2003 these expenses were $7.8 million, or 20% of consolidated revenue, compared to $6.9 million, or 32% of consolidated revenue, in the quarter ended March 31, 2002. The decline in sales, general and administrative expenses as a percentage of revenue is consistent with management’s expectations and future outlook. Sales, general and administrative expenses are not expected to increase in proportion to our expected future revenue growth as a result of the scalability of our business model.

     Sales, general and administrative expenses increased approximately $0.9 million in the quarter ended March 31, 2003 as compared to the same period of 2002. The primary driver of this increase was a $1.1 million increase in incentive compensation expense from period to period. In the quarter ended March 31, 2002, when our Board of Directors approved the 2001 bonuses, the bonus accrual. As a result of this change in estimate, we recorded a $0.6 million credit to our operating results in the first quarter of 2002. Additionally, our estimated 2003 payout is more than we paid out in 2002 due to an increase in the number of employees and our current forecast to substantially exceed the new plan targets.

     Facilities and related expenses increased approximately $0.2 million primarily due to the move of our customer care group into a new facility. Computer equipment expenses and software maintenance and support fees increased approximately $0.2 million. In addition, professional service fees and employee travel expenses increased approximately $0.2 million in the quarter ended March 31, 2003 as compared to the same period of 2002.

     Partially offsetting the above increases were amortization and depreciation expenses that decreased quarter to quarter by approximately $0.7 million. This decrease was primarily due to the end of the amortization period in July 2002 for some of the software and technology assets acquired from another company in August 2000. In addition, in December 2002 we accelerated the vesting period of certain of our stock options that were granted below fair market value and as a result we recorded approximately $0.1 million less deferred compensation amortization expense in the quarter ended March 31, 2003 as compared to the same period of 2002.

     Interest and Other Non-Operating Income

     Interest and other non-operating income consist of interest earned on cash and cash equivalents and restricted cash, as well as other non-operating income including late fees and penalties. Interest and other non-operating income was approximately $0.1 million in both the quarters ended March 31, 2003 and 2002.

     Interest Expense, Financing and Other Charges

     Interest expense, financing and other charges were approximately $0.1 million for both quarters ended March 31, 2003 and 2002. This line item consists of bank service charges, interest on capital leases and borrowings and other expenses related to our credit facilities.

     Dividends and Accretion of Series A Convertible Preferred Stock

     The holders of our Series A Preferred Stock are entitled to receive quarterly dividends on the Series A Preferred Stock equal to eight percent (8%) per annum of the stated value per share payable at our option (i) in cash or (ii) by increasing the stated value per share on the dividend payment date. The stated value per share is the sum of the initial purchase price of $3.50 per share as cumulatively adjusted from time to time by accumulated dividends. The stated value per share as of March 31, 2003 was approximately $3.80.

     For the quarter ended March 31, 2003, we elected to pay the quarterly dividends in cash. This resulted in dividend charges of $0.5 million while incurring no additional fair value dividend charges for that period.

     For the quarter ended March 31, 2002, we had elected to pay the quarterly dividends by increasing the stated value per share of the Series A Preferred Stock. As a result of these stated value dividends, for the quarter ended March 31, 2002, we increased the carrying value of the Series A Preferred Stock on our balance sheet by $0.6 million and recorded a dividend charge of the same amount. We also recognized an additional $1.4 million of dividend charges resulting from the excess of the fair value of the common stock that the 8% dividends on the Series A Preferred Stock will convert into over the $3.50 conversion price that will be paid upon such conversion (or fair value dividend charges).

     We are required to redeem all Series A Preferred Stock shares remaining outstanding on March 20, 2006 at a price of 105% of the then current value per share. Accordingly, we are accreting the value of the Series A Preferred Stock up to the redemption value of the shares using the effective interest method. This is increasing the carrying value of the Series A Preferred Stock and the charge is included in the computation of net income (loss) available to common shareholders. In both the quarters ended March 31, 2003 and 2002, we recorded approximately $0.2 million of accretion charges.

     Beginning March 20, 2004, at our option, the shares of Series A Preferred Stock will be redeemable for cash at a price per share equal to the applicable percentage multiplied by the then current value per share. The applicable percentage is initially 120% and declines to 105% on a quarterly basis over the two-year period ending March 21, 2006. If we continue to pay quarterly cash dividends, on March 20, 2004 the shares of Series A Preferred Stock will be redeemable for cash at a price per share of $4.56 and will decline to a price per share of $3.99 at March 21, 2006. Currently, and until redeemed, each share of Series A Preferred Stock is convertible at the option of the holder at any time into the number of shares of common stock as is determined by dividing the current value per share by the conversion price of $3.50. The current value per share is defined as the stated value per share (see above) plus cumulative adjustments for dividends. At March 31, 2003, each share of Series A Preferred Stock was convertible into 6,506,549 shares of common stock.

     Factors That May Affect Our Results of Operations or Reported Results

     In addition to the other information in this Form 10-Q, the following factors should be considered in evaluating LendingTree. If any of the events or circumstances described in the following risk factors actually occurs, our business, financial condition or results of operations may suffer.

     Estimates and Judgments Used in the Preparation of our Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. On an ongoing basis we evaluate our estimates and refine our judgments as actual results and experiences develop.

     The significant accounting policies listed below, affect our estimates and judgments in preparing the consolidated financial statements.

     Specifically, these significant estimates affect our results of operations and financial condition as follows:

•	Under our incentive compensation plan, employees can earn awards based on achievement of various financial and operational performance factors or other specific goals. The actual award formula may vary by individual and the goals are not the same from year to year. During the year, management makes monthly estimates of the amount of an award each employee has earned based on levels of achievement relative to the goals and performance factors. These monthly estimates are accrued with a charge to operating income for that period. The awards are typically paid to the employee following the completion of a year. Under our 2003 incentive compensation plan, employees can earn bonus awards based on a combination of our achievement of certain revenue and earnings targets for the year, management’s discretion and individual achievement of specified personal goals. As of March 31, 2003 we had $1.5 million accrued and charged to operating income as incentive compensation expense for the 2003 plan year estimated bonus payouts. For the first quarter of 2003, our results and forecasted results for the remainder of the year are substantially above targeted levels. As an example of the impact that changes in key variables relating to this estimate could have on our financial results, we have calculated the following:

•	If the company’s actual results would have increased (or decreased) 10% from the above-target revenue and earnings levels for the year, the expected payout for the year would have increased (or decreased) by approximately $0.2 million and our incentive compensation charged to operating income for the three months ended March 31, 2003 would have been less than $0.1 million higher (or lower).

•	If the employees actually achieve 90% (or 70%) of their individual performance goals instead of the 80% we have estimated, the expected payout for the year would increase (or decrease) by approximately $0.2 million and our incentive compensation charged to operating income through March 31, 2003 would have been less than $0.1 million higher (or lower).

•	At March 31, 2003 we have $0.7 million of intangible assets, net of accumulated amortization on our balance sheet related to the real estate agent network and affinity program partner contracts we acquired from HomeSpace, Inc. in August 2000. We have been amortizing these assets over their estimated useful lives ranging from 2 to 3.75 years. We estimated the useful lives of these assets considering our expected use of the assets, technological advances and the competitive environment.

•	For Lenders joining our exchange, we charge an initial set-up and implementation fee, generally ranging from $5,000 to $25,000. For these arrangements we estimate the expected life of that relationship under the contract terms and recognize the applicable revenue and costs over that period if it is longer than the stated term of the related contract. Currently, our estimates of the expected term of the initial Lender arrangement are 5 years. In the quarter ended March 31, 2003, we adjusted our expected term from 2 to 5 years based on our analysis of more historical data. At March 31, 2003 we have approximately $1.4 million of total deferred revenue (current and long-term) and $1.2 million of deferred cost related to such arrangements. If the expected term of any arrangement were to be extended beyond our current estimates, we would defer the remaining revenue and costs of that arrangement and recognize them over that new term.

•	We account for income taxes using the liability method whereby deferred tax assets or liabilities are recognized for the temporary differences between financial reporting and tax bases of our assets and liabilities and for tax carryforwards. In estimating future tax consequences, we generally consider all expected future events other than enactment of changes in tax law or rates. If it is “more likely than not” that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recorded. The valuation allowance is based on our judgment as to future taxable income in light of historical results, the current environment, forecasted performance and other factors. In making these judgments we consider the evidence, giving greater weight to historical results than forecasted improvements.

     Actual results could differ from our estimates.

     Business Conditions and Liquidity Considerations

     At March 31, 2003 we had approximately $26.9 million in cash, cash equivalents and restricted cash. For the quarter ended March 31, 2003, cash flows from operations decreased $1.4 million due to the growth of our accounts receivable, deposits made to our advertising escrow account and the payout of our 2002 incentive compensation accrual. Cash flows from investing activities decreased $0.8 million, primarily for investments in computer equipment and software. Cash flows from financing activities for the quarter ended March 31, 2003 was a source of $0.2 million in cash, primarily from exercises of stock options. As of March 31, 2003 we had a decrease in cash from December 31, 2002 of $2.1 million.

     Restricted cash at March 31, 2003 ($6.2 million) and December 31, 2002 ($4.5 million) primarily includes funds that are maintained in an escrow account established by us and our advertising agency to maintain funds set aside by us for expenditures and services of the advertising agency. Disbursements from the escrow account can only be made for advertising expenditures we have approved in advance. In addition, at both March 31, 2003 and December 31, 2002, $1.6 million of the restricted cash balances represents funds set aside as collateral for a letter of credit issued by our bank to a bonding company that provides surety bonds in the various states where we are licensed to do business. The various states require surety bonds in amounts ranging from $5,000 to $150,000 as a part of their mortgage broker or loan originator regulations.

     We believe that the existing cash and cash equivalents, restricted cash and cash generated from operations will be sufficient to fund our operating and capital needs and the payment of cash dividends to the holders of our Series A Preferred Stock through March 31, 2004. We believe that cash from operations will continue to be generated from revenue growth resulting from the continued growth in online-lending, expansion of our network of Lenders and real estate brokers and by more consumers utilizing our exchange. We expect to be able to drive more consumers to our exchange by leveraging our existing high brand awareness and utilizing our product-focused advertisements and by continuing to develop business relationships with significant web-portals and finance-oriented online businesses.

     Although we have historically experienced significant revenue growth and we achieved positive cash flows from operations for the year ended December 31, 2002, the operating results for future periods are still subject to numerous uncertainties. While there are many factors that can influence consumer loan demand, such as increased brand awareness, advertising spending and other company initiatives, we believe the continued historical low levels of mortgage interest rates have generally influenced consumers to seek and close purchase mortgages or to refinance their existing mortgages. Significant increases in interest rates may deter consumers from seeking loan products such as mortgage and auto loans, which may result in lower consumer volume on our site.

     Further, there can be no assurance that revenue growth will continue or that we will be able to sustain profitability. Our liquidity could be significantly affected if this does not happen. However, if revenue does not grow as anticipated or if we are unable to successfully raise additional debt or equity capital, management would reduce discretionary operating expenditures, including advertising and marketing and certain administrative and overhead costs. Failure to generate sufficient revenue or to reduce costs as necessary could have a material adverse effect on our ability to continue as a going concern and achieve our business objectives.

     If needed, additional financing may not be available or, if available, such financing may not be on terms favorable to us. If additional funds are raised through the issuance of equity securities, our shareholders may experience significant dilution.

     Significant Customers and Concentrations

     No customer accounted for greater than 10% of our accounts receivable balance as of March 31, 2003 or December 31, 2002. Additionally, no customer accounted for more than 10% of our Lending Exchange revenue in the quarters ended March 31, 2003 or 2002.

     For the quarter ended March 31, 2003, one customer accounted for 26% of our Other revenue. For the quarter ended March 31, 2002 two customers accounted for 56% and 16%, respectively, of our Other revenue.

     Income Taxes

     LendingTree has not generated taxable income for federal or state purposes to date and therefore has not paid any federal or state income taxes since inception. Utilization of our net operating loss carryforwards, which begin to expire in 2011, may be subject to certain limitations under Section 382 of the Internal Revenue Code of 1986, as amended. We have provided a full valuation allowance on the deferred tax asset, consisting primarily of net operating loss carryforwards, due to the uncertainty regarding its realization.

     Forward-Looking Statements and Certain Risks

     This quarterly report on Form 10-Q contains certain forward-looking statements and information based on our beliefs as well as assumptions made by, and information currently available to us. Many statements made in the 10-Q are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are not based on historical facts but are based on beliefs as well as assumptions made by us and information currently available to us. The words “expects,” “anticipates,” “estimates,” “intends,” “believes,” “plans” and similar expressions are intended to identify forward-looking statements. These statements include, among others, those relating to our belief that we will have sufficient sources of liquidity to fund our operations through 2003; our expectation that sales, general and administrative expenses will not increase in proportion to our expected future revenue growth; our plans to reduce discretionary expenditures if our revenues do not grow as anticipated or if we have a liquidity shortfall; our belief that our pending litigation will not have an outcome that will have a material adverse effect on our financial condition, cash flows or results of operations; our belief that improvements in our key operating metrics and the growth in online lending will more than offset decreases in our business caused by lower levels of consumer refinance activity; our belief that our initiatives designed to improve the rate at which loans close through our exchange will be effective; our expectation that if our mortgage close rates remain at or near current levels that the higher transmission volume in the quarter ended March 31, 2003 as compared to the same period of 2002 will result in higher closed mortgage loan revenue for quarter ended June 30, 2003; our expectation that advertising costs will continue to represent a significant portion of our operating expenses; our intention to continue to use cable television and network radio in our core advertising strategy; our belief that we will be able to draw more customers to our Exchange; and our belief that the costs associated with our Realty Services Exchange segment will continue to decrease as a percentage of Realty Services revenues. Our actual results could differ materially from the results discussed in any of our forward-looking statements. We are not undertaking to publicly update or revise any forward-looking statement if we obtain new information or upon the occurrence of future events or otherwise.

     The forward-looking statements reflect our current views with respect to future events and are subject to a number of risks, including, among others, the following: risks related to our financial condition; risks related to our markets and strategy; risks related to the internet and our technology infrastructure; risks related to legal and regulatory uncertainty; and risks related to our stock price and corporate control.

     Risks related to our financial condition include the following: our limited operating history makes our business and prospects difficult to evaluate; the long-term viability of our business model is unproven and could fail; our operating results may be negatively impacted by fluctuations in interest rates; our quarterly operating results are not an indication of our future results; we may not be able to achieve our projected financial and operating results, which could cause a decline in our stock price; we have pledged our accounts receivable as collateral security; and if the merger with USA is not consummated, our day-to-day operations may be disrupted due to the substantial time and effort our management must devote to seeking to complete the merger, which could lead to a loss of position in the market that we may be unable to regain if the merger does not occur; if the merger agreement is terminated under certain conditions, we may be required to pay USA a termination fee of $25 million; and we must pay various costs related to the merger, such as our legal and accounting fees.

     Risks related to our markets and strategy include the following: our continued success is dependent upon increased acceptance of the internet by consumers and lenders as a medium for lending; Lenders in our network are not precluded from offering consumer credit products outside of our exchange; if our participating Lenders do not provide competitive levels of service to our consumers, our brand will be harmed and our ability to attract consumers to our website will be limited; we may not be able to manage our expanding operations effectively; if we are unable to maintain our brand recognition or high levels of consumer satisfaction, consumer and lender demand for our service may decrease; continued terrorist attacks, war or other civil disturbances could lead to further economic stability and depress our stock price or adversely affect our business; and if the merger with USA is not completed, our stock price would likely decline since it currently reflects a market assumption that the merger will be completed.

     Risks related to the internet and our technology infrastructure include the following: we may experience reduced visitor traffic, reduced revenue and harm to our reputation in the event of unexpected network interruptions caused by system failures; breaches of our network security could subject us to increased operating costs as well as litigation and other liabilities; and failure to protect our intellectual property rights could impair our ability to compete effectively.

     Risk related to legal and regulatory uncertainty include the following: we may be subject to liability or legal claims relating to information that is posted on our website or on websites linked to our website; our failure to comply with laws governing our service or material changes in the regulatory environment relating to the internet could have a material adverse effect on our business; many states require us to obtain licenses to offer our products and we may not be able to obtain or retain licenses in every state; if our Lenders fail to produce required documents for examination by state regulators, we may be subject to fines, forfeitures and the revocation of required licenses; because some state regulations impose filing obligations on some of our largest stockholders and customers, we may be unable to obtain or maintain necessary licenses in these states for reasons beyond our control, if any of these parties fail to comply with these filing obligations; we may not be able to satisfy state or federal net worth or bond requirements necessary to obtain or maintain required licenses; regulation of the internet is unsettled, and future regulations could inhibit the growth of the internet, decrease the number of visitors to our website or otherwise materially adversely affect our business; and we may be limited or restricted in the way we establish and maintain our online or offline relationships by laws generally applicable to our business.

     Risks related to our stock price and corporate control include the following: sales of substantial amounts of our common stock in the public market, including shares issuable upon the conversion of shares of our Series A Preferred Stock, could have an adverse impact on the market price of our common stock; holders of our Series A Preferred Stock have greater rights and preferences than our common shareholders; it may be difficult for a third party to acquire us, which could depress our stock price; and our executive management team and directors and entities affiliated with them, whose interests may differ from other shareholders, have the ability to exercise significant control over us.

Item 3. Quantitative and Qualitative Disclosures about Market Risk

     On July 13, 2001, LendingTree and GE Capital Commercial Services, Inc. entered into a two-year loan and security agreement and revolving credit note. Under this arrangement, borrowings will bear interest at the prime rate determined on the last business day of the preceding calendar month. As of March 31, 2003 the interest rate in effect for us was 4.25% and we had no borrowings outstanding under this facility. However, with assumed average borrowings outstanding of $2.0 million over a 12-month period, a 1.0% increase in the prime rate would result in additional interest expense of approximately $20,000 during that period.

     We currently hold no derivative instruments and do not earn foreign-sourced income. All of our transactions occur in U.S. dollars and we do not have any investments in foreign countries. Accordingly, changes in currency exchange rates related to these types of transactions do not have a direct effect on our financial position or results of operations.

     We are subject to market risk due to the terms of our Series A Preferred Stock. Our Series A Preferred Stock exposes us to market risk to the extent that dividends are paid in adjustments to stated value and not in cash. Dividends on our Series A Preferred Stock that are paid by increasing the stated value will be recorded based on the fair value of the underlying common stock into which the additional value is convertible. We have been paying the quarterly dividends in cash since the quarter ended June 30, 2002 and therefore have not recorded any fair value dividend charges since the quarter ended March 31, 2002. If, in the future, we were to settle the dividend obligations by increasing the stated value of the preferred stock, and if the market price of our common stock were to stay above $3.50, we would continue to incur additional fair value charges. If we continue to pay cash dividends, we will incur total dividend charges of approximately $1.8 million during the next twelve-month period.

Item 4. Controls and Procedures

     Within the 90-day period prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-14 of the Securities Exchange Act of 1934 (the “Exchange Act”). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in recording, processing, summarizing and reporting information required to be disclosed by the Company (including consolidated subsidiaries) in our Exchange Act filings.

     There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date we carried out our evaluation.

PART II — Other Information

Item 1. Legal Proceedings

     On September 10, 2001, Block Financial Corporation, or Block, filed a complaint in the United States District Court for the Western District of Missouri [Block Financial Corporation v. LendingTree, Inc., Case Number 01-1007-CV-W-3], against us, alleging that our financial card (credit card) qualification form processing system infringes its U.S. Patent No. 6,014,645 entitled, “Real-Time Financial Card Application System.” The complaint seeks both monetary damages in the form of a reasonable royalty and injunctive relief. On November 19, 2001, we filed an answer to the complaint denying infringement of the Block patent. We also filed a counterclaim against Block seeking a declaratory judgment of non-infringement and invalidity of the Block patent. In addition, we have filed a request with the United States Patent Office (“USPTO”) seeking a reexamination of Block’s patent. Contemporaneous with that filing, we filed a motion for a stay of all proceedings in the United States District Court for the Western District of Missouri pending the reexamination of the Block patent by the USPTO. On August 23, 2002, the USPTO issued an Order granting our request for reexamination of the Block patent, finding that “a substantial new question of patentability” affecting the claims of the Block patent has been raised by the request. On or about April 30, 2003, the USPTO issued an initial Office Action in which all claims of the Block patent were rejected as being unpatentable view of the prior art cited in the reexamination request. Additionally, pursuant to an order from the District Court, the action against us is stayed until the reexamination proceeding is complete. We believe that we have meritorious defenses to Block’s claim and we do not believe that this action will have a material impact on our financial condition, cash flows or results of operations.

     We are involved in other litigation from time to time that is routine in nature and incidental to the conduct of its business. We believe that the outcome of any such litigation would not have a material adverse effect on our financial condition, cash flows or results of operations.

Item 2. Changes in Securities and Use of Proceeds

     During the three months ended March 31, 2003, we issued a total of 2,666 shares of common stock upon the exercise of outstanding warrants. Such securities were acquired in a private placement transaction under Section 4(2) of the Securities Act of 1933. The holders of the warrants exercised using the net exercise method, accordingly, we received no cash proceeds from such exercises.

Item 6. Exhibits and Reports on Form 8-K.

(a) Exhibits:

NUMBER	DESCRIPTION

4.1	Certificate of Designations, Preferences and Rights of the Series A 8% Convertible Preferred Stock of LendingTree, Inc.

99.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(b) Reports on Form 8-K:

     On February 3, 2003, we filed a report on Form 8-K to report that we had issued a press release to report our revenue and earnings for the forth quarter and year ended December 31, 2002 and to revise our guidance for 2003.

     On March 11, 2003, we filed a report on Form 8-K to report that we had issued a press release to revise our financial guidance for the quarter ending March 31, 2003.

     On March 12, 2003, we filed a report on Form 8-K to report that we had issued a press release to announce that we were presenting certain information at a conference. Among this information presented was a business overview for our lending and real estate product, discussion of recent operating financial results and an elaboration of our plans to generate a large share of the consumer lending market.

     On April 3, 2003, we filed a report on Form 8-K to report that our board of directors authorized a share repurchase program of up to one million shares of our common stock. The share purchases may be made from time to time, depending on market conditions until September 2005. The repurchase program does not obligate the company to acquire any specific number of shares and may be discontinued at any time. All purchases will be in accordance with the terms, conditions, and restrictions contained in SEC Rule 10(b)-18.

     On April 21, 2003, we filed a report on Form 8-K to report that we had issued a press release to report our revenue and earnings for the quarter ended March 31, 2003 and to revise our guidance for the remainder of 2003.

     On May 6, 2003, we filed a report on Form 8-K to report that we had entered into an Agreement and Plan of Merger with USA Interactive and Forest Merger Corporation, pursuant to which LendingTree would become a wholly-owned subsidiary of USA Interactive.

SIGNATURE

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LENDINGTREE, INC.

Date: May 13, 2003	By:	/s/ Keith B. Hall

Keith B. Hall, Senior Vice-President,
Chief Financial Officer and Treasurer

CERTIFICATIONS

I, Douglas R. Lebda, Chief Executive Officer, certify that

1.	I have reviewed this quarterly report on Form 10-Q of LendingTree, Inc.;

2.	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of LendingTree, Inc. as of, and for, the periods presented in this quarterly report;

4.	LendingTree, Inc.’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for LendingTree, Inc. and we have:

a)	designed such disclosure controls and procedures to ensure that material information related to LendingTree, Inc., including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b)	evaluated the effectiveness of LendingTree, Inc.’s disclosure controls and procedures as of a date within 90 days of the filing date of this quarterly report (“Evaluation Date”); and

c)	presented in this quarterly report our conclusions about the effectiveness of LendingTree, Inc.’s disclosure controls and procedures as of the Evaluation Date;

5.	LendingTree’s other certifying officers and I have disclosed, based on our most recent evaluation, to LendingTree’s auditors and the audit committee of LendingTree’s board of directors:

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect our ability to record, process, summarize and report financial data and have identified for LendingTree’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in LendingTree’s internal controls; and

6.	LendingTree’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 13, 2003

/s/ Douglas R. Lebda

Douglas R. Lebda
Chief Executive Officer

I, Keith B. Hall, Senior Vice President and Chief Financial Officer, certify that

1.	I have reviewed this quarterly report on Form 10-Q of LendingTree, Inc.;

2.	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of LendingTree, Inc. as of, and for, the periods presented in this quarterly report;

4.	LendingTree, Inc.’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for LendingTree, Inc. and we have:

a)	designed such disclosure controls and procedures to ensure that material information related to LendingTree, Inc., including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b)	evaluated the effectiveness of LendingTree, Inc.’s disclosure controls and procedures as of a date within 90 days of the filing date of this quarterly report (“Evaluation Date”); and

c)	presented in this quarterly report our conclusions about the effectiveness of LendingTree, Inc.’s disclosure controls and procedures as of the Evaluation Date;

5.	LendingTree’s other certifying officers and I have disclosed, based on our most recent evaluation, to LendingTree’s auditors and the audit committee of LendingTree’s board of directors:

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect our ability to record, process, summarize and report financial data and have identified for LendingTree’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in LendingTree’s internal controls; and

6.	LendingTree’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 13, 2003

/s/ Keith B. Hall

Keith B. Hall
Senior Vice President and Chief Financial Officer

35

Exhibit 4.1

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND
RIGHTS OF SERIES A 8% CONVERTIBLE
PREFERRED STOCK

of

LENDINGTREE, INC.

Pursuant to Section 151 of the General Corporation Law
of the State of Delaware

     I, the undersigned, Douglas R. Lebda, Chief Executive Officer and President of LendingTree, Inc., a Delaware corporation (the “Corporation”), in accordance with the provisions of Sections 103 and 151 of the General Corporation Law of the State of Delaware thereof, do hereby make this Certificate of Designations and DO HEREBY CERTIFY:

     That pursuant to the authority conferred upon the Board of Directors by the Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), said Board of Directors on March 5, 2001, adopted the following resolution providing for certain designations, preferences and rights of 6,885,715 shares of Series A 8% Convertible Preferred Stock, par value $0.01 per share:

     RESOLVED, that pursuant to the authority vested in the Board of Directors of this Corporation in accordance with the provisions of its Certificate of Incorporation, a series of Preferred Stock, par value $0.01 per share, of the Corpora-tion be and it hereby is created, and that the designation and amount thereof and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof are as follows:

1. Designation and Amount. The shares of such series shall be designated as “Series A 8% Convertible Preferred Stock” (the “Series A Preferred Stock”) and the authorized number of shares constituting such series shall be 6,885,715. The initial stated value is $3.50 per share of Series A Preferred Stock (the “Initial Stated Value”).

2. Priority. The Series A Preferred Stock shall, with respect to dividend rights and rights upon any Liquidation Event (as defined below), whether now or hereafter issued, rank senior to any class of common stock, par value $0.01 per share, of the Corporation (the “Common Stock”) and senior to any other class or series of capital stock or preferred stock already established or established hereafter by the Board of Directors (collectively, “Junior Securities”), the terms of which shall specifically provide that such series shall rank junior to the Series A Preferred Stock with respect to dividend rights and rights upon liquidation, winding up or dissolution.

3. Dividends and Distributions.

a The holders of the Series A Preferred Stock shall be entitled to receive dividends on the Series A Preferred Stock equal to eight percent (8.00%) per annum (or such rate as is then applicable pursuant to Section 5(b) or Section 6(a)) of the Stated Value Per Share (as defined below) payable at the Corporation’s option (i) in cash out of funds legally available therefore on each Quarterly Dividend Payment Date (as defined below) or (ii) by an upward adjust-ment (each an “Adjustment,” collectively, the “Adjustments”) to the Stated Value Per Share on each then applicable Quarterly Dividend Payment Date. The Initial Stated Value per share as cumulatively adjusted from time to time by accumulated divi-dends or otherwise contemplated herein, shall be referred to as the “Stated Value Per Share.” The Corporation shall provide written notice on the Quarterly Dividend Record Date (as defined below) if, and only if, the Corporation elects to pay the dividend in cash on any given Quarterly Dividend Payment Date; provided, however, if the Corporation elects to pay the dividend in cash and such payment has not been credited to the account of the record holder by wire transfer (pursuant to prior written instructions furnished to the Corporation) within five (5) business days after the applicable Quarterly Dividend Payment Date or the Corporation fails to give notice on or before the Quarterly Dividend Record Date of its election to pay the dividend in cash, the Corporation shall be deemed to have elected to pay the dividend as an adjustment to the Stated Value Per Share in accordance with subclause (ii) above, and shall take all appropriate action to pay such dividend in accordance with subclause (ii).

b Dividends on the Series A Preferred Stock shall be cumulative and shall accrue daily, whether or not funds are legally available therefor and whether or not declared by the Board of Directors, from the first date on which any shares of Series A Preferred Stock are issued (the “Issue Date”). Dividends on the Series A Preferred Stock shall be payable on March 31, June 30, September 30 and December 31 of each year (each such date being referred to herein as a “Quarterly Dividend Payment Date”), commencing on June 30, 2001 (the “Initial Quarterly Dividend Payment”) (and in the case of any accrued but unpaid dividends, except as otherwise provided herein, at such additional times and for such interim periods as may be determined by the Board of Directors) to the holders of record as they appear on the stock books of the transfer agent for the Corporation (the “Transfer Agent”) on such record dates, which shall be ten (10) business days preceding each Quarterly Dividend Payment Date (each such date being referred to herein as a “Quarterly Dividend Record Date”). The amount of dividends payable per share of Series A Preferred Stock for each quarterly dividend period shall be computed by multiplying the then applicable Stated Value Per Share by the annual dividend amount of eight percent (8.00%) (or such rate as is then applicable pursuant to Section 5(b) or Section 6(a)) per share of Series A Preferred Stock, divided by four. The amount of dividends payable for the initial dividend period and dividends payable for any other period that is shorter or longer than a full quarterly dividend period shall be com-putted on the basis of a 360-day year consisting of twelve 30-day months. Holders of shares of Series A Preferred Stock shall not be entitled to receive any dividends, whether payable in cash or otherwise, which are in excess of the cumulative dividends provided for herein. Accrued but unpaid dividends shall not bear interest.

c Except as otherwise set forth in this Section (c), so long as any shares of the Series A Preferred Stock are outstanding, no dividends (other than those paid in Junior Securities) shall be paid or declared and set apart for payment and no other distribution shall be made upon the Junior Securities, nor shall any Junior Securities be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any shares of any such Junior Securities) by the Corporation (except by conversion into or exchange for Junior Securities) unless, in each case, such action was approved in advance pursuant to clause (iv) of Section 9 and all accumulated and unpaid dividends (whether or not declared) on all outstanding shares of the Series A Pre-furred Stock shall have been paid, including for the entire period in which such dividend or distribution occurs, and a sufficient number of shares of Common Stock shall have been set apart for the conversion of the Series A Preferred Stock, including as a result of any anti-dilution adjustment resulting from any such dividend or distribution.

d For purposes of the Series A Preferred Stock, the amount of dividends which “accrue” on any share of Series A Preferred Stock as of any date shall be calculated as the amount of any unpaid dividends accrued thereon to and including the immediately preceding Quarterly Dividend Payment Date, plus an amount calculated on the basis of the annual dividend rate fixed for the shares of Series A Preferred Stock for the period after such immediately preceding Quarterly Dividend Payment Date to and including the date as of which the calculation is made.

4. Liquidation Preference.

a In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary (any such event, including the events described in subsection 4(c) below, a “Liquidation Event”), the holders of Series A Preferred Stock shall be entitled to receive for each outstanding share of Series A Preferred Stock, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Junior Securities by reason of their ownership thereof, an amount per share equal to the Liquidation Preference (as defined in Section 4(d)). If upon the occurrence of any Liquidation Event, the assets and funds distributed among the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such holders of the full Liquidation Preference, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive and no liquidation payments shall be made to the holders of Junior Securities.

b After all of the distributions described in subsection (a) above have been paid, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

c At the option of each holder of shares of Series A Preferred Stock then outstanding, (i) the sale, conveyance or disposition in one or a series of transactions of all or substantially all of the assets of the Corporation or any of its significant subsidiaries (as determined by under Rule 1-02(w) of Regulation S-X under the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”), as each may be amended or any successor act thereto), or any transaction that is subject to Rule 13e-3 of the Exchange Act, (ii) the consummation of a transaction by which any Person or Group (as each is defined below), other than a Permitted Holder (as defined below), is or becomes the beneficial owner, directly or indirectly, of 50% or more of the securities issued by the Corporation having the power to vote (measured by voting power rather than number of shares) in the election of directors (the “Voting Stock”) of the Corporation, (iii) during any period of two consecutive years, the Continuing Directors (as defined below) cease for any reason to constitute a majority of the Board of Directors of the Corporation, or (iv) the consolidation, merger or other business combination of the Corporation with or into any other Person or Persons (other than (a) a consolidation, merger or other business combination in which holders of the Corporation’s Voting Stock immediately prior to the transaction continue after the transaction to hold, directly or indirectly, the same relative percentage of the Voting Stock as before any such transaction and the Voting Stock of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, including pursuant to a holding com-pony merger effected under Section 251(g) of the Delaware General Corporation Law or any successor provision, or (b) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Corporation), any of such events referred to in (i) through (iv) above, a “Change of Control Event”, the shares of Series A Preferred Stock held by such holder shall be either: (x) treated as a Liquidation Event pursuant to which the Corporation shall be required to distribute upon consummation of and as a condition to such transaction an amount equal to the greater of (1) the Liquidation Preference or (2) the consideration which would have been payable if such shares of Series A Preferred Stock were converted into shares of Common Stock immediately prior to the consummation of such transaction (whether or not such shares of Series A Preferred Stock were or are convertible as of such date), (y) treated pursuant to Section 6(c)(v) hereof, or (z) sold pursuant to Section 5(b) hereof. “Person” shall mean any individual, corporation, limited liability company, partnership, joint venture, association, trust or other entity or organization. “Group” shall be a group of Persons with the meaning thereof under Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated thereunder. “Continuing Directors” shall mean individuals who at the beginning of the period of determination constituted the Board of Directors, together with any new directors whose election by the Board of Directors or whose nomination for election by the stockholders of the Corporation was approved by a vote of a majority of the Board of Directors then still in office who were either directors at the beginning of such period. “Permitted Holder” shall mean any of Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P., Capital Z Management LLC, Specialty Finance Partners, and any of their partners, affiliates or successors. Any amount payable pursuant to this section 4(c) shall be payable in cash, securities or other assets in the same proportion as such cash, securities or other assets constitute consideration payable to the holders of the Common Stock in such transaction.

d For purposes hereof, the “Liquidation Preference” with respect to a share of Series A Preferred Stock shall mean, from time to time, an amount equal to the product of (a) 1.05, multiplied by (b) the then applicable “Current Value Per Share”, which shall equal the sum of (i) the then applicable Stated Value Per Share, plus (ii) accrued but unpaid dividends, whether or not declared by the Corporation’s Board of Directors, with respect to which no Adjust-mint has been made.

5. Redemption. The Series A Preferred Stock shall be redeemable as follows:

a Optional Redemption.

i Timing and Amount. The shares of Series A Preferred Stock will be redeemable for cash commencing on and after March 31, 2004, at the option of the Corporation, subject to the notice provisions described below, in whole or in part, at any time or from time to time out of funds legally available therefore, at a price per share of Series A Preferred Stock on the day of redemption equal to the product of (a) the Applicable Percentage (as defined below), multiplied by (b) the then Current Value Per Share (the “Redemption

Price”). The “Applicable Percentage” shall initially be 120% and shall decline to 105% on a quarterly basis over the two year period ending March 31, 2006, as follows:

Period	Applicable Percentage

March 20, 2004 through June 30, 2004	118.333%
July 1, 2004 through September 30, 2004	116.666%
October 1, 2004 through December 31, 2004	115.000%
January 1, 2005 through March 31, 2005	113.333%
April 1, 2005 through June 30, 2005	111.666%
July 1, 2005 through September 30, 2005	110.000%
October 1, 2005 through December 31, 2005	108.333%
January 1, 2006 through March 20, 2006	106.666%
On and after March 21, 2006	105.000%

ii Partial Redemption. If fewer than all the outstanding shares of Series A Preferred Stock are to be redeemed pursuant to the first paragraph of this Section 5, the shares to be redeemed shall be redeemed pro rata from the holders of Series A Preferred Stock in proportion to the number of shares of Series A Preferred Stock held by such holders (with fractional shares being rounded to the nearest whole share; it being understood that one-half or greater of a share being rounded upward). If fewer than all the shares of Series A Preferred Stock represented by any certificates are redeemed, a new certificate shall be issued representing the unredeemed shares without any cost to the holder thereof.

iii Notice of Redemption. In the event the Corps-ration shall exercise its option to redeem shares of Series A Preferred Stock pursuant to this Section 5(a) or shall be obligated to redeem shares of Series A Preferred Stock pursuant to Section 5(d), notice of such redemption shall be given by courier or first class mail, postage prepaid, at least 30 but no more than 60 days prior to the redemption date, to each holder’s address as the same appears on the stock records of the Corporation. Each such notice shall state: (1) the redemption date, (2) the number of shares of Series A Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder, (3) the Redemption Price, (4) the place or places where certify Cates for such shares are to be surrendered for payment of the Redemption Price, (5) that dividends on the shares to be redeemed shall cease to accrue on such redemption date and (6) that the Series A Preferred Stock will remain convertible into shares of Common Stock at any time and from time to time prior to the redemption date and the then applicable number of shares of Common Stock into which the Series A Preferred Stock are convertible. Notice having been mailed as aforesaid, on and after the redemption date, provided that the Redemption Price has been duly paid, (I) dividends shall cease to accrue on the Series A Preferred Stock so called for redemption, (ii) such shares of Series A Preferred Stock so called for redemption shall no longer be deemed to be outstanding, and (iii) all rights of the holders of such shares of Series A Preferred Stock so called for redemption shall cease except the right to receive the Redemption Price, upon surrender of the certificates evidencing such shares.

b Redemption Upon a Change of Control Event.

i Timing and Amount. In the event there occurs a Change of Control Event in which all or a portion of the consideration payable to the holders of the Corporation’s Common Stock is other than cash and any holder of shares of outstanding Series A Preferred Stock has not already elected to treat its shares of Series A Preferred Stock otherwise pursuant to Section 4(c), the Corporation or its successor (or its ultimate parent, in either case, the “Successor”) shall offer to purchase from each holder all of the Series A Preferred Stock held by such holder for an amount in cash equal to the then current Liquidation Preference of the shares of Series A Preferred Stock held by the holder (the “Change of Control Redemption Price”), by delivery of a notice of such offer (a “Change of Control Redemption Offer”) within five business days following the Change of Control Event. Upon a Change of Control Event, each holder of Series A Preferred Stock shall have the right (but not the obligation) to require the Corporation or its Successor to purchase any or all of the Series A Preferred Stock held by such holder for an amount in cash equal to the Change of Control Redemption Price; it being understood that, as a condition to the consummation of any such Change of Control Event, the Corporation and any Successor shall have agreed to satisfy the obligations to the holders of Series A Preferred Stock under this Section 5(b). Each holder of Series A Preferred Stock shall also be permitted, until the fifth business day following a Change of Control Event, to convey all, and not less than all, of the shares of Series A Preferred Stock held by such holder to the Corporation or its Successor. In the event that any holder does not elect to convert or redeem such holder’s shares of Series A Preferred Stock pursuant to the foregoing sentence, such holder shall retain any rights it has hereunder with respect to such Change of Control Event, including to convert or redeem its shares of Series A Preferred Stock in connection with any subsequent Change of Control Event.

ii Notice of Change of Control Event. Within five business days following a Change of Control Event, the Corporation or its Successor shall give notice by mail to each holder of Series A Preferred Stock, at such holder’s address as it appears on the transfer books of the Corporation, of such Change of Control Event, which notice shall set forth each holder’s right to require the Corporation to redeem all, but not less than all, shares of Series A Preferred Stock held by it, the redemption date (which date shall be no more than 30 business days following the date of such mailed notice), and the procedures to be followed by such holder in exercising its right to cause such redemption. In the event a record holder of shares of Series A Preferred Stock shall elect to require the Corporation or its Successor to redeem all such shares of Series A Preferred Stock pursuant to Section 5(b)(i), such holder shall deliver within 20 business days of the mailing to it of the Corporation’s notice described in this Section 5(b)(ii), a written notice to the Corporation or its Successor so stating, specifying the number of shares to be redeemed pursuant to Section 5(b)(i). The Corporation or its Successor shall, in accordance with the terms hereof, redeem the number of shares so specified on the date fixed for redemption. Failure of the Corporation to give any notice required by this Section 5(b)(ii), or the formal insufficiency of any such notice, shall not prejudice the rights of any holders of shares of Series A Preferred Stock to cause the Corporation or its Successor to redeem all such shares held by them. Notwithstanding the foregoing, the Board of Directors of the Corporation may modify any offer pursuant to this Section 5(b)(ii) to the extent necessary to comply with any applicable provisions of the Exchange Act, and the rules and regulations thereunder, including Section 14(e) and Rule 14e-1 thereof, but no such provisions or modifications shall in any way negate the obligation of the Corporation or its Successor to purchase shares of Series A Preferred Stock under this Section 5(b).

If the Corporation shall fail to comply with any of the provisions of this Section 5 (other than the timely giving of a notice pursuant to Section 5(b)(ii)), then in any such event, the Dividend Rate shall be increased by an amount equal to the Default Rate (as defined below) during the period in which such failure shall be continuing.

c Mandatory Redemption. To the extent permitted by law, as a mandatory redemption for retirement of the shares of Series A Preferred Stock, the Corporation shall redeem, out of funds legally available therefore (as such shares remain outstanding) on the fifth anniversary of the Issue Date (the “Mandatory Redemption Date”) for cash at a price per share of Series A Preferred Stock equal to the product of (a) 105%, multiplied by (b) the then Current Value Per Share, all remaining shares of Series A Preferred Stock then outstanding, provided, that shares of Series A Preferred Stock shall remain convertible into Common Stock up to and including the redemption date. If the Corporation shall fail to discharge its obligation to redeem all of the outstanding shares of Series A Preferred Stock required to be redeemed pursuant to this Section 5(c) (the “Mandatory Redemption Obligation”), the Mandatory Redemption Obligation shall be discharged as soon as the Corporation is able to discharge such Mandatory Redemption Obligation. If and so long as the Mandatory Redemption Obligation shall not be fully discharged, (i) dividends on the Series A Preferred Stock shall continue to accrue and be added to the Stated Value Per Share at the rate of fifteen percent (15.00%) per annum (the “Default Rate”) of the then Current Value per Share until such Mandatory Redemption Obligation is fully discharged, and (ii) the Corporation shall not declare or pay any dividend or make any distribution on, nor may it redeem, repurchase or otherwise acquire or discharge any redemption, sinking fund or other similar obligation in respect of any of, its securities.

d Deposit. At any time after a notice of redemption shall have been mailed and, if applicable, as a condition to, and concurrently with, the consummation of the Change of Control Event to which such notice relates, the Corporation or its Successor shall deposit for the benefit of the holders of the Series A Preferred Stock called for redemption or that may be repurchased in connection with the redemption or repurchase event described in this Section 5 to which such notice relates, the funds necessary for such redemption or repurchase with a bank or trust company doing business in the Borough of Manhattan, the City of New York, and having a capital and surplus of at least $1,000,000,000. Any interest allowed on moneys so deposited shall be paid to the Corporation. Upon the deposit of such funds or, if no such deposit is made, upon the date fixed for redemption (unless the Corporation shall default in making payment of the appropriate redemption amount), whether or not certificates for shares so called for redemption have been surrendered for cancellation, the shares of Series A Preferred Stock to be redeemed shall be deemed to be no longer outstanding and the holders thereof shall cease to be stockholders with respect to such shares and shall have no rights with respect thereto, except for the rights to receive the amount payable upon redemption, but without interest, and, up to the close of business on the date immediately preceding the date fixed for such redemption, the right to convert such shares pursuant to Section 6 hereof. Such deposit in trust shall be irrevocable except that any funds deposited by the Corporation which shall not be required for the redemption for which they were deposited because of the exercise of conversion rights shall be returned to the Corporation forthwith, and any funds deposited by the Corporation which are unclaimed at the end of one year from the date fixed for such redemption shall be paid over to the Corporation upon its request, and upon such repayment the holders of the shares of Series A Preferred Stock so called for redemption shall look only to the Corporation or its Successor for payment of the appropriate amount. Any such unclaimed amounts paid over to the Corporation shall, for a period of six years from the date fixed for such redemption, be set apart and held by the corporation in trust for the benefit of the holders of such shares of Series A Preferred Stock, but no such holder shall be entitled to interest thereon. At the expiration of such six-year period, all right, title, interest and claim of such holders in or to such unclaimed amounts shall be extinguished, terminated and discharged, and such unclaimed amounts shall become part of the general funds of the Corporation free of any claim of such holders.

6. Conversion. The Series A Preferred Stock shall be convertible into Common Stock as follows:

a Optional Conversion. Each share of Series A Preferred Stock shall be convertible commencing on and after the “Initial Conversion Date” which shall be the date on which the Corporation’s stockholders have approved the conversion provisions of this Section 6(a) and the issuance of Common Stock hereunder. If the Initial Conversion Date has not occurred by June 23, 2001, dividends on the Series A Preferred Stock shall continue to accrue and be added to the Stated Value Per Share at the rate of twelve percent (12.00%) per annum of the then Current Value Per Share until such Initial Conversion Date. Within three (3) business days of the Initial Conversion Date, the Corporation shall provide written notice to the holders of record of the Series A Preferred Stock that such Initial Conversion Date has occurred. After the Initial Conversion Date, each share of Series A Preferred Stock is convertible at the option of the holder thereof, at any time and from time to time, into the number of fully paid and non-assessable shares of Common Stock of the Corporation as is determined by dividing (a) the Current Value Per Share by (b) the Conversion Price (as hereinafter defined) in effect at the time of conversion (such conversion, an “Optional Conversion”).

b Conversion Price. The conversion price (the “Conversion Price”) shall initially be $3.50, subject to adjustment from time to time in accordance with Section 6(c).

c Adjustments to the Conversion Price. The Conversion Price shall be subject to adjustment from time to time as follows:

i Adjustment Upon Dilutive Financing. If (a) the Corporation shall, at any time, issue any (x) shares of Common Stock, or (y) options or warrants to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exercisable or exchangeable for Common Stock, or options to purchase or rights to subscribe for such convertible, exercisable or exchangeable securities (any of the foregoing referred to in this clause (y), “Common Stock Equivalents”) (other than, in each case, Excluded Securities (as defined below) or an issuance for which the adjustment provided for in subsections 6(c)(iii), (iv), or (v) applies), and (b) the Corporation has not reported in its financial statements in any quarterly or annual report on Form 10-Q or Form 10-K filed pursuant to its reporting obligations under the Exchange Act positive Cash Flow (as defined in Section 6(e) below) for any two consecutive fiscal quarters (assuming a calendar year fiscal year) prior to such issuance, then a “Potentially Dilutive Financing” shall have occurred and the Conversion Price may be adjusted pursuant to this Section 6(c)(i) as follows:

1 If the aggregate consideration received or deemed received by the Corporation (as calculated in accordance with Section (6)(c)(ii) below, the “Proceeds”) in respect of the Potentially Dilutive Financing, together with the Proceeds received or deemed received by the Corporation in respect of any such prior Potentially Dilutive Financing(s) (collectively, the “Dilutive Transactions”), is less than or equal to $5,000,000, no adjustment to the Conversion Price shall be made pursuant to this subsection 6(c)(i).

2 If the Proceeds from the Dilutive Transactions equal or exceed $5,000,000, but are less than or equal to $10,000,000, the then applicable Conversion Price shall be reduced (but not increased) to the greater of (x) the Minimum Conversion Price (as defined in Section 6(e) below) or (y) the net volume-weighted average purchase price per share (as calculated in accordance with Section 6(c)(ii)(D)) of the

Common Stock and/or Common Stock Equivalents issued in the Dilutive Transactions (excluding from the calculation of (y) any shares issued as a result of the exercise of any preemptive rights under Section 10 hereof).

3 If the Proceeds from the Dilutive Transactions exceed $10,000,000, the then applicable Conversion Price shall be adjusted (either reduced or increased) to the greater of (x) the Minimum Conversion Price or (y) the net volume-weighted average purchase price per share (as calculated in accordance with Section 6(c)(ii)(D)) (excluding from the calculation of (y) any shares issued as a result of the exercise of any preemptive rights under Section 10 hereof) of the Common Stock and/or Common Stock Equivalents issued in any Dilutive Transaction or series of Dilutive Transactions with Proceeds equal to any $10,000,000 that would yield the lowest net volume-weighted average purchase price per share; provided, however, that if the result of this clause (y) shall result in the Conversion Price being adjusted to a price per share in excess of the Maximum Conversion Price (as defined in Section 6(e) below), the result of this clause (y) shall equal the Maximum Conversion Price.

An example of the application of the above provisions in three successive transactions is as follows:

Assume in “Transaction 1” the Corporation issues 2 million shares of Common Stock for 3.00 per share or total consideration of $6 million, in “Transaction 2” the Corporation issues 1 million shares of Common Stock for $1.85 per share or total consideration of $1,850,000 and in “Transaction 3” the Corporation issues 1 million shares of Common Stock for $5.00 per share or total consideration of $5 million. Further assume that none of such shares were Excluded Securities. The Conversion Price would be adjusted to (i) $3.00 after Transaction 1 (pursuant to (B) above), (ii) $2.62 after Transaction 2 (pursuant to (B) above), and (iii) $2.92 after Transaction 3 (pursuant to (C) above).

ii Adjustment Calculation Provisions. For the purposes of calculating any adjustment of a Conversion Price pursuant to paragraph (i) above, the following provisions shall be applicable:

1 In the case of the issuance of Common Stock and/or Common Stock Equivalents for cash in a public offering or private placement, the consideration to be included in the definition of “Proceeds” above shall be deemed to be the amount of cash paid therefore before deduct-in therefrom any discounts, commissions or placement fees payable by the Corporation to any underwriter or placement agent in connection with the issuance and sale thereof.

2 In the case of the issuance of Common Stock and/or Common Stock Equivalents for a consideration in whole or in part other than cash, the consideration other than cash to be included in the definition of “Proceeds” above, shall be deemed to be the fair market value thereof as determined in good faith by the Board of Directors of the Corpora-ton and consistent with amounts contained in its audited financial statements or as verified by an independent valuation expert.

3 In the case of the issuance of options or war-rants to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exercisable or exchangeable for Common Stock, or options or warrants to purchase or rights to subscribe for such convertible or exchangeable securities:

a The aggregate maximum number of shares of Common Stock deliverable upon exercise of such convertible or exchangeable securities shall be deemed to have been issued and outstanding at the time such convertible or exchangeable securities were issued and for a consideration, which shall be included in the definition of “Proceeds” above, equal to the consideration (determined in the manner provided in paragraphs (A) and (B) above), if any, received by the Corporation upon the issuance of such convertible or exchangeable securities plus the additional consideration, if any, to be received by the Corporation upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in paragraphs (A) or (B) above);

b the aggregate maximum number of shares of Common Stock deliverable upon exercise of such options, warrants or rights shall be deemed to have been issued and outstanding as of the record date fixed by the Corporation for the issuance of such options, warrants or rights and for a consideration, which shall be included in the definition of “Proceeds"

above, equal to the consideration (determined in the manner provided in paragraphs (A) and (B) above), if any received by the Corporation upon the issuance of such options, warrants or rights, plus the consideration, if any, to be received by the Corporation upon the exercise of such options, warrants or rights (determined in the manner provided in paragraphs (A) and (B) above);

c on any change in the number of shares of Common Stock deliverable upon exercise of any such options, warrants or rights or conversions of or exchanges for such securities (including, as a result of any amendment to the conversion or exercise price), other than a change resulting from the anti-dilution provisions thereof, the applicable Conversion Price shall forthwith be readjusted to such Conversion Price as would have been obtained had the adjustment been made upon the original issuance of such options, warrants or rights or such convertible or exchangeable securities which were not exercised or converted prior to such adjustment; and

d no further adjustment of the Conversion Price adjusted upon the issuance of any such options, warrants or rights or such convertible or exchangeable securities shall be made as a result of the actual issuance of Common Stock on the exercise of any such rights, warrants or options or any conversion or exchange of any such securities.

(D) (1) In calculating the “net volume-weighted average purchase price per share,” but only for such specific purpose, discounts, commissions or placement fees, along with any legal fees payable by the Corporation to counsel for the investors in such transaction, underwriters or placement agents in such transaction shall be deducted from the aggregate Proceeds received by the Corporation in such transaction.

(2) For purposes of Section 6(c)(i)(B), volume-weighted average purchase price per share shall be equal to the quotient of the Proceeds (subject to Section 6(c)(ii)(D)(1)) from the Dilutive Transactions for which the determination is being made divided by the number of shares of Common Stock issued or issuable (also assuming the conversion or exercise of all Common Stock Equivalents) in connection with such Dilutive Transactions. For purposes of Section 6(c)(i)(C), volume-weighted average purchase price shall be equal to the quotient of $10,000,000 (subject to Section 6(c)(ii)(D)(1)) divided by the number of shares of Common Stock issued or issuable (also assuming the conversion or exercise of all Common Stock Equivalents) in connection with all of the Dilutive Transactions (which may include any portion of a Dilutive Transaction) used in calculating the $10,000,000 of Proceeds.

iii Adjustment Upon Stock Dividends, Subdivisions or Splits. If, at any time, the number of shares of Common Stock outstanding is increased by a stock dividend payable in shares of Common Stock or by a subdivision or split-up of shares of Common Stock, then, following the record date for the determination of holders of Common Stock entitled to receive such stock dividend, or to be affected by such subdivision or split-up, the Conversion Price shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of Series A Preferred Stock shall be increased in proportion to such increase in outstanding shares.

iv Adjustment Upon Combinations. If, at any time, the number of shares of Common Stock outstanding is decreased by a combination of the outstanding shares of Common Stock into a smaller number of shares of Common Stock, then, following the record date to determine shares affected by such combination, the Conversion Price shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of Series A Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

v Adjustment Upon Reclassifications, Reorganizations, Consolidations or Mergers. If, at any time when Series A Preferred Stock is issued and outstanding, there shall be any merger, consolidation, share exchange, recapitalization, reorganization, business combination, or other similar event or other Change of Control Event, as a result of which shares of Common Stock shall be changed into the same or a different number of shares of another class or classes of stock or securities of the Corporation or another Person, or in case of any sale or conveyance of all or substantially all of the assets of the Corporation (other than an event that is treated as a Liquidation Event under Section 4 hereof) (each a “Change of Control Transaction”), then, subject to the rights of a holder of Series A Preferred Stock under Section 4 and under Section 5(b) hereof, the holders of any Series A Preferred Stock shall thereafter have the right to receive upon conversion of the Series A

Preferred Stock, upon the basis and upon the terms and conditions specified herein and in lieu of the shares of Common Stock immediately theretofore issuable upon conversion, such stock, securities, cash or other assets which the holders of Series A Preferred Stock would have been entitled to receive in such transaction had the Series A Preferred Stock been converted in full immediately prior to such transaction (without regard to any limitations on conversion contained herein), and in any such case appropriate provisions shall be made with respect to the rights and interests of the holders of Series A Preferred Stock to the end that the provisions hereof (including, without limitation, provisions for adjustment of the applicable Conversion Price and of the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock) shall thereafter be applicable, as nearly as may be practicable in relation to any securities or assets thereafter deliverable upon the conversion of the Series A Preferred Stock. The Corporation shall not effect any transaction described in this subsection (v) unless (a) it first gives ten (10) business days prior written notice of the record date of the special meeting of stockholders to approve, or if there is no such record date, the consummation of, such merger, consolidation, share exchange, recapitalization, reorganization, business combination or other similar event or other Change of Control Event (during which time the holders of Series A Preferred Stock shall be entitled to convert the Series A Preferred Stock) and (b) the resulting ultimate Successor or acquiring Person (if not the Corporation) and, if an entity different from the Successor or acquiring entity, the entity whose capital stock or assets the holders of the Common Stock are entitled to receive as a result of such Change of Control Transaction, assumes by written instrument the obligations of this Certificate of Designation including this subsection (v). The above provisions shall similarly apply to successive mergers, consolidations, share exchanges, recapitalizations, reorganizations, business combinations or other similar events or sales of assets.

vi Deferral in Certain Circumstances. In any case in which the provisions of this Section 6(c) shall require that an adjustment shall become effective immediately after a record date of an event, the Corporation may defer until the occurrence of such event issuing to the holder of any share of Series A Preferred Stock converted after such record date and before the occurrence of such event the shares of capital stock issuable upon such conversion by reason of the adjustment required by such event and issuing to such holder only the shares of capital stock issuable upon such conversion before giving effect to such adjustments; provided, however, that the Corporation shall deliver to such holder an appropriate instrument or due bills evidencing such holder’s right to receive such additional shares.

vii Exceptions. Section 6(c) shall not apply to (1) any issuance of securities by the Corporation to employees, officers, consultants or directors pursuant to the Corporation’s employee benefit plans in the ordinary course of business, (2) any issuance of securities by the Corporation pursuant to the conversion or exercise of any securities of the Corporation issued and outstanding on or as of March 20, 2001, including the Series A Preferred Stock, (3) any issuance of securities by the Corporation pursuant to anti-dilution conversion or exercise price adjustments pursuant to this Certificate, (4) any issuance of securities pursuant to the terms of the revolving credit facilities and ancillary transaction documents with Federal Home Loan Mortgage Corporation and The Union Labor Life Insurance Corporation (together, the “Credit Facilities”), executed on or prior to the Issue Date (not including any securities issued as a result of any amendment to any such document after the date hereof), (5) any issuance of securities by the Corporation to business partners, in transactions approved by the Board of Directors of the Corporation, the principal objective of which is other than raising capital, and (6) any issuance of Series A Preferred Stock at the Class 2 Closing (as such term is defined in the Series A 8% Convertible Preferred Stock Purchase Agreement, dated as of March 7, 2001) (collectively, the “Excluded Securities”).

viii Notice of Adjustment of Conversion Price. Whenever the Conversion Price is adjusted as herein provided: (1) the Corporation shall compute the adjusted Conversion Price in accordance with this Section 6(c) and shall prepare a certificate signed by the Treasurer or Chief Financial Officer of the Corporation setting forth the adjusted Conversion Price and showing in reasonable detail the facts upon which such adjustment is based, and such certificate shall forthwith be filed at each office or agency maintained for such purpose of conversion of shares of Series A Preferred Stock; and (2) a notice stating that the Conversion Price has been adjusted and setting forth the adjusted Conversion Price shall forthwith be prepared by the Corporation, and as soon as practicable after it is prepared, such notice shall be mailed by the Corporation at its expense to all holders of the Series A Preferred Stock at their last addresses as they shall appear in the stock register.

(d) Conversion Mechanics. (i)This text is hidden and the following “(i)” is repeated to keep auto paragraph numbering on. At the time of any conversion of Series A Preferred Stock into Common Stock, each Series A Preferred Stock shall be converted on the Conversion Date (as defined below) to that number of shares of Common Stock determined by dividing the Current Value Per Share by the Conversion Price, as in effect at the time of conversion.

(ii) In order for a holder of Series A Preferred Stock to receive shares of Common Stock for the conversion of Series A Preferred Stock, such holder shall surrender the certificate or certificates representing such shares of Series A Preferred Stock at the office of the transfer agent for the Series A Preferred Stock, together with a written notice. Such notice shall state such holder’s name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued and, shall state the number of shares of the Series A Preferred Stock represented by such certificate or certificates that are to be converted. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or its attorney duly authorized in writing. The “Conversion Date” shall be the date of receipt of such certificates and notice by the transfer agent. The Corporation shall, as soon as practicable after the Conversion Date, issue and deliver to such holder, or to its nominee, at such holder’s address as shown in the records of the Corporation, a certificate or certificates for the number of shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, rounded to the nearest share (with one-half or greater being rounded upward). If less than all of the shares of Series A Preferred Stock represented by a stock certificate are converted into shares of Common Stock, the Corporation shall issue a new stock certificate in the amount of the shares not so converted.

(iii) No fractional shares of Common Stock shall be issued upon conversion of shares of Series A Preferred Stock and any fractional share to which the holder would otherwise be entitled shall be rounded to the nearest whole number (with one-half or greater being rounded upward).

(iv) All shares of Series A Preferred Stock which shall have been surrendered for conversion shall no longer be deemed to be outstanding, and all rights with respect to such shares shall immediately cease and terminate on the Conversion Date, except only the right of the holders thereof to receive shares of Common Stock in exchange therefore and the payment of any declared and unpaid dividends thereon. On the Conversion Date, the shares of Common Stock issuable upon such conversion shall be deemed to be outstanding, and the holder thereof shall be entitled to exercise and enjoy all rights with respect to such shares of Common Stock. All shares of Series A Preferred Stock tendered for conversion shall, from and after the Conversion Date, be deemed to have been retired and canceled and shall not be reissued as Series A Preferred Stock, and the Corporation may thereafter take such appropriate action as may be necessary to reduce accordingly the authorized number of shares of Series A Preferred Stock.

(e) Certain Definitions. As used in this Section 6, the follow-in terms shall have the following respective meanings:

“Consolidated Net Income” means, for any period, the consolidated net income (or loss) of the Corporation and its subsidiaries determined in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net Income:

(i) any net income of any person acquired by the Corporation or a subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

(ii) any gain realized upon the sale or other disposition of any assets of the Corporation or any subsidiary (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain realized upon the sale or other disposition of any capital stock of any person;

(iii) extraordinary gains or losses (but only non-cash losses) and other non-recurring gains or losses (but only non-cash losses) not otherwise included in extraordinary gains (including the cumulative effect of any dispositions of assets or investments or changes in accounting principles).

“Cash Flow” for any period means the sum of Consolidated Net Income, plus the following to the extent deducted in calculating such Consolidated Net Income:

(i) non-cash interest expenses, except, if pursuant to the terms of the agreement, document or instrument pursuant to which such non-cash interest expense is incurred by the Corporation, interest under any such agreement, document or instrument will be required to be paid in cash within two (2) years of the last day of the fiscal quarter in which such non-cash interest is incurred by the Corporation under GAAP;

(ii) depreciation and amortization expense of the Corporation and its subsidiaries (excluding amortization expense attributable to a prepaid operating activity item that was paid in cash in a prior period); and

(iii) all other non-cash charges of the Corporation and its subsidiaries for compensation to its employees and consultants (attributed to options, warrants and other equity instruments); and

(iv) all paid-in-kind dividends and other non-cash dividend or equity-related charges; in each case for such period determined in accordance with GAAP, except, if pursuant to the terms of the agreement, document or instrument pursuant to which any such paid-in-kind dividends, non-cash dividends or equity-related charges is incurred, accrued, or payable by the Corporation, dividends or equity-related charges under any such agreement, document or instrument will be required to be paid in cash within two (2) years of the last day of the fiscal quarter in which any such paid-in-kind dividends, non-cash dividends or equity-related charges are incurred, accrued or paid by the Corporation under GAAP.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

“Maximum Conversion Price” means initially $3.50 per share, as appropriately adjusted for any adjustments for which the adjustment to the Conversion Price provided for in subsections 6(c)(ii),(iii), (iv) and (v) applies.

“Minimum Conversion Price” means initially $2.00 per share, as appropriately adjusted for any adjustments for which the adjustment to the Conversion Price provided for in subsections 6(c)(ii),(iii), (iv) and (v) applies.

7. Reservation of Common Stock Issuable Upon Conversion. The Corporation shall at all times after the Initial Conversion Date reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Preferred Stock.

8. Voting Rights. Except as set forth in Section 9 below or as otherwise required under applicable law, the holder of each share of Series A Preferred Stock shall have no voting rights until the date (the “Initial Voting Rights Date”) on which the Corporation’s stockholders approve the voting rights provisions set forth in this Section 8 that are intended to be effective after the Initial Voting Rights Date. Within three (3) business days of the Initial Voting Rights Date, the Corporation shall provide written notice to the holders of record of the Series A Preferred Stock that such Initial Voting Rights Date has occurred. After the Initial Voting Rights Date, the holder of each share of Series A Preferred Stock shall have the right to one vote for each share of Common Stock into which such Series A Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation and the Delaware General Corporation Law and shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series A Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half or greater being rounded upward).

9. Protective Provisions.

a So long as more than 20% of the designated shares of Series A Preferred Stock are outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law or the Corporation’s Bylaws) of the holders of not less than 68.5% of the Series A Preferred Stock outstanding at such time, take any action that: (i) amends, modifies or repeals (whether by merger, consolidation, recapitalization or otherwise) any provision of the Corporation’s Certificate of Incorporation or Bylaws or this Certificate of Designations in any manner which would alter or change any of the rights, prefer-emcees, privileges or powers of, or the restrictions provided for the benefit of, the Series A Preferred Stock or that otherwise detracts from the rights, powers and preferences and restrictions provided for the benefit of the Series A Preferred Stock, (ii) increases or decreases the authorized number of shares of Common Stock or preferred stock, (iii) authorizes, creates (by reclassification or otherwise) or issues any new class or series of capital stock or preferred stock (or any obligation or security convertible or exchangeable into or evidencing the right to purchase shares of any class or series of capital stock or preferred stock) ranking senior to or on parity with the Series A Preferred Stock in any respect, (iv) approves or authorizes or in any way results in the repurchase or redemption of, or the payment of dividends or the making of any distributions on, any stock or similar equity security of the Corporation or any security convertible or exchangeable, with or without consideration, into or for any stock or similar security, or any security carrying or representing any option, warrant or right to subscribe to or purchase any stock or similar security, or any such option, warrant or right of the Corporation (other than on the Series A Preferred Stock, and repurchases pursuant to the Corporation’s employee benefit plans) (an “Equity Security”), (v) subjects the Corporation’s assets to any mortgage, lien, security interest or encumbrance other than (a) any mortgage, lien, security interest or encumbrance imposed in connection with revolving credit facilities or sales of accounts receivable for cash at fair market value, in each case, as approved by the Corporation’s Board of Directors, and (b) liens, mortgages, security interests or encumbrances arising in the ordinary course of the Corporation’s business that do not materially impair the value of the assets they encumber, (vi) approves or authorizes or in any way results in the Corporation incurring any indebtedness for borrowed money in excess of $10,000,000 (subject to clauses (vii) and (viii) below, excluding indebtedness for borrowed money arising under the Credit Facilities and indebtedness for borrowed money arising in connection with revolving credit facilities approved by the Corporation’s Board of Directors), (vii) approves or authorizes or in any way results in the Corporation (x) issuing any debt security or instrument representing debt of the Corporation (of any nature whatsoever) or any class or series of capital or preferred stock or any other security that is neither Common Stock nor convertible into nor exercisable or exchangeable for Common Stock (any of the foregoing, a “Non-Equity Security”), or (y) entering into, or becoming subject to, any agreement, arrangement or understanding of any kind resulting in, or with respect to, the Corporation’s incurring indebtedness (other than payables or short-term liabilities incurred in the ordinary course of business) (any of the foregoing, a “Debt-Type Obligation”), or any combination of Non-Equity Securities and Debt-Type Obligations, in any single transaction or series of related transactions, with, in any such case, an aggregate annual interest rate, dividend rate or yield or any other type of coupon rate or yield, as set forth in any agreement, document or instrument governing such Non-Equity Securities and/or Debt-Type Obligations or pursuant to which any such Non-Equity Securities and/or Debt-Type Obligations is or are to be issued, incurred or created (any such agreement, document or instrument, the “Governing Instrument”), that is greater than or equal to LIBOR Plus 15 (as defined below), (viii) approves or authorizes or in any way results in the Corporation issuing any Non-Equity Securities or entering into or becoming subject to any Debt-Type Obligations, or any combination of Non-Equity Securities and Debt-Type Obligations, in any single transaction or series of related transactions, and the Governing Instrument(s) relating thereto provides for both (x) an aggregate annual interest rate, dividend rate or yield or any other type of coupon rate or yield, greater than or equal to LIBOR Plus 10 (as defined below) and (y) the issuance of, or right to receive, whether as a fee or otherwise, Equity Securities equal to, or convertible into or exercisable or exchangeable for an aggregate of, 1,000,000 or more shares of Common Stock or any other class or series of capital or preferred stock that is not a Non-Equity Security (as such 1,000,000 share threshold shall be proportionately adjusted for subdivisions or split-ups and the like of the Common Stock), or (ix) increases the size of the Corporation’s Board of Directors to greater than ten directors. Notwithstanding the foregoing, the Corporation shall not take any action that would adversely affect one holder of Series A Preferred Stock, but not all holders of Series A Preferred Stock, without the consent of such adversely affected holder of Series A Preferred Stock.

b Certain Definitions. As used in this Section 9, the following terms shall have the following respective meanings:

“LIBOR” shall mean, as of any relevant date, a per annum interest rate equal to the six-month LIBOR (London Interbank Offered Rate) Rate appearing in the Money Rates table of the Wall Street Journal published on such date in New York City, or if not published on such date, the date of publication immediately prior to such date. If the Wall Street Journal (i) publishes more than one such rate on any date of publication, the lower or lowest of such rates shall apply, or (ii) publishes a retraction or correction of any such rate, the corrected rate reported in such retraction or correction shall apply.

“LIBOR Plus 15” shall mean LIBOR, plus 15% per annum.

“LIBOR Plus 10” shall mean LIBOR, plus 10% per annum.

10. Preemptive Rights.

a Grant of Preemptive Rights. The Corporation will not sell or issue, or offer to issue, (i) any shares of capital stock or preferred stock of the Corporation, (ii) any securities convertible into or exercisable or exchangeable for capital stock or preferred stock of the Corporation, or (iii) options, warrants or rights carrying any rights to purchase or otherwise acquire capital stock or preferred stock of the Corporation, unless the Corporation first submits a written notice to each holder of Series A Preferred Stock identifying the terms of the proposed sale (including price, number or aggregate principal amount of securities and all other material terms), and offers to each holder of Series A Preferred Stock (each an “Offeree”) the opportunity to purchase its Pro Rata Allotment (as hereinafter defined) of such securities to be sold or issued by the Corporation (subject to increase for over-allotment if some Offerees do not fully exercise their rights) on terms and conditions, including price, not less favorable than those on which the Corporation proposes to sell such securities to a third party or parties. Each Offeree’s “Pro Rata Allotment” of such securities shall equal the product of (a) the number or amount of securities to be issued in the transaction, multiplied by (b) a fraction, the numerator of which equals the number of shares of Series A Preferred Stock owned by such Offeree and the denominator of which equals (x) all of the issued and outstanding shares of Series A Preferred Stock, multiplied by (y) 2; in each case as of the date of such written offer. The Corporation’s offer pursuant to this Section 10 shall remain open and irrevocable for a period of thirty (30) days following actual receipt by the Offerees of such written notice, and an Offeree may elect to purchase such securities so offered by giving written notice thereof to the Corporation within such 30-day period, including therein the maximum number of shares of capital stock or other securities of the Corporation which the Offeree wishes to purchase, including the amount it would purchase if one or more other Offerees do not elect to purchase hereunder, with the rights of electing Offerees to purchase such additional amounts to be based upon the relative holdings of shares of Common Stock (determined as aforesaid) of the electing Offerees in the case of over-subscription. Any securities so offered which are not purchased by the Offerees pursuant to such offer may be sold by the Corporation, but only on the terms and conditions set forth in the initial offer, at any time within sixty (60) days following the termination of the above-referenced 30-day period, but may not be sold to any other Person or on terms and conditions, including price, that are more favorable to the purchaser than those set forth in such offer or after such 60-day period without renewed compliance with this Section 10.

b Exceptions to Preemptive Rights. Notwithstanding the provisions of paragraph (a) above, the right to receive notice and purchase securities granted under Section 10(a) shall be inapplicable with respect to (i) any issuance of securities by the Corporation to employees, officers, consultants or directors by the Corporation pursuant to the Corporation’s employee benefit plans in the ordinary course of business, (ii) any issuance of securities by the Corporation pursuant to the conversion of any securities of the Corporation issued and outstanding as of March 20, 2001, including the Series A Preferred Stock, (iii) underwritten public offerings of any such securities, (iv) issuances of Common Stock under the private equity-line financing arrangement with Paul Revere Capital Partners, Ltd. (“Paul Revere”) pursuant to the Common Stock Purchase Agreement, dated March 6, 2001, by and between the Corporation and Paul Revere, (v) issuances as part of revolving credit facilities (including as payment of interest or fees), (vi) any issuance in connection with acquisitions of other entities or businesses by the Corporation, (vii) any issuance of securities by the Corporation to business partners, in transactions approved by the Board of Directors of the Corporation, the principal objective of which is other than raising capital, and (viii) any issuance of Series A Preferred Stock at the Class 2 Closing.

11. Severability of Provisions. If any voting powers, preferences and relative, participating, optional and other special rights of the Series A Preferred Stock and qualifications, limitations and restrictions thereof set forth in the Certificate is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other voting power, preferences and relative, participating, optional and other special rights of the Series A Preferred Stock and qualifications, limitations and restrictions thereof set forth in this resolution (as so amended) which can be given effect without the invalid, unlawful or unenforceable voting powers, preferences and relative, participating, optional or other special rights of the Series A Preferred Stock and qualifications, limitations and restrictions thereof shall, nevertheless, remain in full force and effect and no voting powers, preferences and relative, participating, optional or other special rights of the Series A Preferred Stock and qualifications, limitations and restrictions thereof herein set forth shall be deemed dependent upon any other such voting powers, preferences and relative, participating, optional or other special rights of the Series A Preferred Stock and qualifications, limitations and restrictions thereof unless so expressed herein.

12. General Provisions.

a The term “outstanding”, when used with reference to share of stock, shall mean issued shares, excluding shares held by the Corporation or a subsidiary.

b The headings of the sections, subsections, clauses and subclauses of this Certificate are for convenience of reference only and shall not define, limit or affect any of the provisions hereof.

c Reporting Status. For so long as 5% or more of the currently authorized shares of Series A Preferred Stock remain outstanding, the Corporation shall timely file all reports required to be filed with the Securities and Exchange Commission (the “Commission”) pursuant to the Exchange Act, and the Corporation shall not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would permit such termination. The Corporation currently meets, and, so long as 5% or more of the currently authorized shares of Series A Preferred Stock remain outstanding, will take reasonable action to continue to meet, the “registrant eligibility” requirements set forth in the general instructions to Form S-3 under the Securities Act.

(d) Non-Contravention of Series A Junior Participating Preferred Stock. Notwithstanding anything in this Certificate of Designations, Preferences and Rights of Series A 8% Convertible Preferred Stock (including, without limitation, the provisions of Section 9 hereof) to the contrary, nothing herein shall limit, prohibit or impair the Corporation’s right to issue shares of its Series A Junior Participating Preferred Stock in accordance with the Rights Agreement, dated as of February 22, 2000, between the Corporation and First Union National Bank, as amended pursuant to Amendment No. 1 to the Rights Agreement, dated September 28, 2000. Any such shares of Series A Junior Participating Preferred Stock shall be Junior Securities.

IN WITNESS WHEREOF, we have executed and subscribed this Certificate and do affirm the foregoing as true under the penalties of perjury this 20th day of March, 2001.

By:	/s/ Thomas J. Reddin

Name: Thomas J. Reddin
Title: Senior Vice President and Chief Operating Officer

Exhibit 99.1

Certification Pursuant to
18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Quarterly Report of LendingTree, Inc. (the “Company”) on Form 10-Q for the period ending March 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), Douglas R. Lebda, as Chief Executive Officer of the Company and Keith B. Hall, as Senior Vice President and Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002 that:

     (1)  The Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and

     (2)  The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Douglas R. Lebda
Douglas R. Lebda
Chief Executive Officer
May 13, 2003

/s/ Keith B. Hall
Keith B. Hall
Senior Vice President & Chief Financial Officer
May 13, 2003